As filed with the Securities and Exchange Commission on December 21, 1995.
                                                  Registration No. 33-


                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                FORM S-3
        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                        Avondale Industries, Inc.
        (Exact name of registrant as specified in its charter)


         Louisiana                    5100 River Road             39-1097012
(State or other jurisdiction      Avondale,Louisiana  70094   (I.R.S. Employer
of incorporation or organization)     (504) 436-2121         Identification No.)
                      (Address,including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                               Albert  L.  Bossier,Jr.
                 Chairman, President and Chief Executive Officer
                              Avondale Industries, Inc.
                                   5100 River Road
                              Avondale, Louisiana  70094
                                   (504) 436-2121
                 (Name, address, including zip code, and telephone number,
                        including area code, of agent for service)

                                     Copies to:
        Curtis R. Hearn                                Robert H. Whilden, Jr.
    Jones, Walker, Waechter,                           Vinson & Elkins L.L.P.
Poitevent, Carrere & Denegre, L.L.P.                   2300 First City Tower
    201 St. Charles Avenue                                  1001 Fannin
  New Orleans, LA  70170-5100                        Houston, Texas  77002-6760
        (504) 582-8000                                     (713) 758-2222

           Approximate date of commencement of proposed sale to the public:
   As soon as practicable after this Registration Statement becomes effective.


If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. *

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. *

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. *

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. *

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.*



                    CALCULATION OF REGISTRATION FEE

                                                                  Proposed      Proposed
                                                                   maximum       maximum      Amount of
         Title of each class of                 Amount to be      offering      aggregate    registration
      securities to be registered               registered<F1>      price        offering        fee
                                                                 per share<F2>   price<F2>
Common Stock, par value $1.00 per share<F3>     3,450,000 shares   $13.625       $47,006,250   $16,209.05

[FN]
<F1>    Includes  450,000 shares that the Underwriters  have
        the option  to purchase to cover over-allotments, if
        any.
<F2>    Estimated solely  for the purpose of calculating the
        registration fee pursuant to Rule 457(c), based on the average of the high and low sales prices per share of Common Stock on the National Market System of the National Association of Securities Dealers Automated Quotation System on December 18, 1995.
<F3>    Each share of Common Stock includes Rights under the
        Company's Stockholder Protection Rights Agreement, which Rights are attached to and trade with the Common Stock of the Company.
               ____________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
             Subject to completion, dated January    , 1996


Prospectus

3,000,000 Shares

Avondale Industries, Inc.                                 [LOGO]

Common Stock
($1.00 par value)

All of the 3,000,000 shares of Common Stock, $1.00 par value per share (the "Common Stock"), of Avondale Industries, Inc. ("Avondale" or the "Company") being offered hereby (the "Offering") are being sold by the Avondale Industries, Inc. Employee Stock Ownership Plan (the "Selling Shareholder"). The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby. See "Selling Shareholder."

The Common  Stock is  traded on the Nasdaq  National  Market under the  symbol
"AVDL."   On December   , 1995, the last  reported sale  price of the  Common
Stock was $     per share.

Prospective purchasers of shares should carefully consider the matters set forth on page 7 under the caption "Risk Factors".


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
IS A CRIMINAL OFFENSE.
_______________________________________________________________________________
                                 Price to     Underwriting    Proceeds to
                                 Public       Discount        Selling
                                                              Shareholder<F1>

Per Share ....................   $            $               $

Total<F2> ....................   $            $               $
_______________________________________________________________________________

[FN]
<F1>  Before deducting expenses payable by the Selling Shareholder estimated
      at $       .  The expenses payable by the Company are estimated to be
      $      .
<F2>  The Selling Shareholder has granted the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. See "Underwriting." If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to
      Selling Shareholder will be $      , $       and $      , respectively.


The Common Stock is offered subject to receipt and acceptance by the Underwriters, to prior sale, to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company,
on or about           , 1996.


Salomon Brothers Inc                             Johnson Rice & Company L.L.C.


The date of this Prospectus is           , 1996

                          INSIDE FRONT COVER OF PROSPECTUS

Picture #1 [side view of TAO-200 constructed by Avondale and delivered to the
           U.S. Navy in September, 1992.]

Picture #2 [picture of LSD 49 constructed by Avondale and delivered to the
           U.S. Navy in November, 1994.]

Picture #3 [the EXXON BAYTOWN constructed by Avondale and delivered to Exxon in August 1984.]

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."
                            PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in this Prospectus and in the consolidated financial statements, including the notes thereto, and other documents that are included elsewhere herein or incorporated herein by
reference.   For descriptions of certain vessels and  definitions of certain terms  used herein,  see  "Glossary  of  Selected  Industry  Terms" appearing
elsewhere  herein.   Unless  otherwise  indicated,  the  information in this
Prospectus assumes that the Underwriters' over-allotment option is not exercised.


                                The Company

   General

      Avondale is one of the largest shipbuilders in the United States, specializing in the design, construction, conversion, repair and modernization of various types of ocean-going vessels for the military and commercial markets. A majority of Avondale's contracts in recent years has been for U.S. Navy surface ships, although the Company has secured three large commercial contracts in the past year for the construction or conversion of double-hulled product carriers. Management believes the Company's low cost structure, experienced and skilled work force, sophisticated construction processes and extensive experience gained over the past 25 years in building a variety of military and commercial vessels, position the Company to be one of the most cost-efficient and versatile shipbuilders in the United States. At September 30, 1995, the Company's shipbuilding backlog (the "firm backlog") was approximately $1.2 billion (exclusive of unexercised options aggregating $650 million held by the U.S. Navy and exclusive of commercial contract awards subject to financing), of which $1.1 billion was attributable to contracts to build ships for the U.S. Navy.

      To assure that its shipyard remains among the most modern in the world, Avondale regularly reviews and assesses its construction and production processes. In the early 1980s, the Company was the first U.S. shipyard to successfully implement modular construction techniques that had previously been perfected by Japanese shipbuilders. Management believes these techniques were a major factor in Japan's dominance of the commercial shipbuilding market during the 1970s. Avondale obtained its modular construction capabilities and "know-how" pursuant to an agreement with one of Japan's largest shipbuilders, which worked with Avondale to change its manufacturing processes and to train Avondale's employees.
   Modular construction afforded Avondale significant production efficiencies in the installation of ship systems, largely due to the greater ease with which such systems could be installed in open modules rather than closed-in hulls.

      The Company has also embarked on a modernization program to enhance its ability to build and deliver vessels at a lower cost. In 1994 the Company entered into a technology sharing agreement with Astilleros Espanoles S.A. ("AESA") of Spain, regarded as an innovative and successful world-class shipyard. After an on-site review of Avondale's shipyard by AESA, as well as a review by Avondale of current shipbuilding technology in other countries, Avondale invested $20 million in capital improvements designed to increase efficiency by improving production flow. In particular, the Company integrated certain assembly-line techniques in its modular construction processes. To that end, the Company has built a covered facility that houses two production lines dedicated to military vessels and two lines for commercial vessels. Avondale believes that sheltering the production process and separating the unit lines will enhance production efficiencies and lower unit production costs.

   U.S. Military Opportunities

      During the past 25 years, Avondale has built 72 vessels for the U.S. Navy and other branches of the military, ranging from vessels such as AOs and T-AOs that principally require executing large-scale steel fabrication at a competitive cost, to highly sophisticated vessels such as the T-AGS 45, the LSD-CVs and the MHC-51 fiberglass Minehunters that also require extensive outfitting of electrical, command and control and weapon systems. U.S. Navy vessels currently under construction include three TAKR 300 Class Sealift Ships, three MHC-51 Class Minehunters, two LSD-CVs, one T-AO Oiler and one WAGB-20 Polar Icebreaker. See "Glossary of Selected Industry Terms." The Company anticipates that it will continue to focus primarily on securing contracts to construct and convert military vessels.

      In November 1995, Congress appropriated $974 million for the construction of the first of an anticipated 12 vessels under the U.S. Navy's LPD-17 program. The LPD-17, which the U.S. Navy has announced will be the next significant class of amphibious vessels, will also be outfitted with sophisticated command and control systems, as well as advanced ship-based weapon systems. In connection with its pursuit of the LPD-17 contract, Avondale has announced an alliance with Bath Iron Works Corporation ("Bath") (recently acquired by General Dynamics Corporation) and Hughes Aircraft Company, a subsidiary of Hughes Electronics Corporation ("Hughes Aircraft"). Under the alliance, Avondale would be the prime contractor and the LPD-17 vessels would be constructed at both the Avondale and Bath shipyards, with Hughes Aircraft being responsible for integration of the ships' electronic systems. Avondale believes that the formation of this alliance, coupled with the Company's low cost structure and proven experience in building vessels of classes comparable to the
   LPD-17 such as the LSD-CVs, will enhance the viability and competitiveness of its bid for the LPD-17 contracts.

      In addition to the LPD-17, there are several other anticipated U.S. Navy programs that may offer other shipbuilding opportunities to Avondale including the possible construction of two additional Sealift vessels, a class of prepositioning vessels for the U.S. Marine Corps, up to 14 ADC(X) vessels, and the SC-21, which represents the next generation of surface combatant vessels.

   Commercial Opportunities

      While Avondale focuses its efforts on pursuing U.S. Navy shipbuilding contracts, it also pursues available commercial shipbuilding opportunities. Changes in federal law enacted since 1990 have helped significantly increase U.S. commercial shipbuilding opportunities. The Oil Pollution Act of 1990 requires the phased-in transition of single-hulled tankers and product carriers to double-hulled vessels beginning January 1, 1995. In late 1993, Congress amended the loan guarantee program under Title XI of the Merchant Marine Act, 1936 to permit the U.S. government to guarantee loan obligations of foreign vessel owners for foreign-flagged vessels built in U.S. shipyards. Avondale, along with other U.S. shipyards, has also historically benefitted from the Jones Act, which requires all vessels transporting products between U.S. ports to be built by U.S. shipyards.

      Within the past year, Avondale has secured several commercial contracts that should benefit from the Company's expertise and newly adopted construction techniques. In May 1995, Avondale finalized a $143.9 million contract to construct four double-hulled forebodies for product carriers owned by American Heavylift. Construction of these forebodies has already begun and is expected to be completed by mid-1997. The Company has also signed contracts with a Russian company for the construction of seven double-hulled product carriers and an American company for the construction of six double-hulled product carriers. Both contracts are subject to the owners' receipt of a Title XI MARAD financing guarantee and call for delivery of all of the vessels by the end of 1998. See "Risk Factors" and "Business
   - Overview -- Reemergence of Commercial Shipbuilding."

                            ____________________

      The principal executive offices of the Company are located at 5100 River Road, Avondale, Louisiana 70094 (telephone no. (504) 436-
   2121).
                              ___________________

                                 The Offering

Common Stock offered by the
     Selling Shareholder................     3,000,000 shares
Shares outstanding before and
     after the Offering.................     14,464,175<F1>
Nasdaq National Market Common
     Stock Symbol.......................     AVDL
Use of Proceeds.........................     The Company will not receive any
                                             of the proceeds from the sale of
                                             the shares of Common Stock offered
                                             hereby.
____________
[FN]

<F1>   Based on the number of shares of Common Stock outstanding at December 1,
       1995. Does not include 240,971 shares of Common Stock issuable upon exercise of stock options (currently exercisable or exercisable within 60 days) granted under existing stock option plans.


                                Selling Shareholder

    The Selling Shareholder is the Avondale Industries, Inc. Employee Stock Ownership Plan (the "ESOP"), which, prior to the Offering, owns approximately 47.3% of the outstanding shares of the Common Stock. After giving effect to the Offering, the Selling Shareholder will own approximately 26.6% of the outstanding shares of the Common Stock, or 23.5% if the Underwriters' over-allotment option is exercised in full. See "Selling Shareholder."


                          SUMMARY HISTORICAL FINANCIAL INFORMATION
                          (in thousands, except per share data)

                                                                                   Nine Months Ended
                                                 Years Ended December 31,             September 30,
                                            ___________________________________    _____________________
                                              1992        1993         1994          1994        1995
                                              ----         ----        ----          ----        ----
INCOME STATEMENT DATA:
  Net sales                                  $576,384    $456,724    $475,810     $345,253    $435,148
  Gross profit (loss)                          37,796      33,180      47,485       35,732      42,017
  Income (loss) from
    operations                                  7,281       3,400      16,949       13,356      18,798
  Income (loss) from
    continuing operations                     (11,321)     (5,233)     13,075       10,711      23,591
  Net income (loss)<F1><F2>                   (11,217)     (8,794)      8,523        6,159      23,591
  Income (loss) per share of
    common stock from continuing
    operations                                  (0.78)      (0.36)       0.90         0.74        1.63
BALANCE SHEET DATA:
  Cash and cash equivalents                     $7,613      $3,195     $15,414      $19,583     $32,976
  Property, plant and
    equipment                                  143,304     125,542     119,161      118,851     129,947
  Total assets                                 346,196     302,139     273,503      264,886     317,679
  Total debt                                   116,607      88,719      51,741       51,741      65,655
  Shareholders' equity                         123,149     114,355     122,878      120,514     146,469
OTHER FINANCIAL DATA:
  EBITDA<F3>                                   $19,599     $15,210     $28,501      $22,090     $26,005
OPERATING DATA:
  Firm backlog                                $450,000  $1,230,000  $1,424,000   $1,541,000  $1,200,000

____________
[FN]
<F1>  Net  income  (loss)  for  1992 includes a Net ESOP contribution of
      $8.1 million which was returned to the Company as a repayment of indebtedness owed by the ESOP to the Company incurred in connection with the purchase by the ESOP of the Common Stock of the Company in 1985. Although these contributions were charged against income, they had no net effect on Shareholders' Equity.

<F2>  Net income for the nine months ended September 30, 1995 includes a deferred income tax benefit of $13.0 million ($.90 per share) attributable to certain net operating loss carryforwards available to offset estimated future taxable earnings.

<F3>  As   used   herein,  EBITDA   is   income  from   operations  plus
      depreciation and amortization. EBITDA is frequently used by securities analysts and is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a better measure of the Company's liquidity.


                                RISK FACTORS

   Reliance on Major Customer

      Avondale's business is primarially dependent upon the ship construction and conversion programs of the U.S. Navy and the other branches of the military, with over 90% of its $1.2 billion firm backlog at September 30, 1995 consisting of contracts to build vessels for the U.S. Navy. With the continuing effort of the federal government to reduce the federal budget deficit, there can be no assurance that the shipbuilding and conversion programs currently in progress will continue to be funded, or that those planned in the future by the U.S. Navy and other branches of the U.S. military will be implemented. Any significant reduction in the level of congressional appropriations for shipbuilding programs would have a material adverse effect on Avondale.

      The prospects of U.S. shipyards, including the Company, can be materially affected by their success in securing significant contract awards. Currently Avondale's U.S. Navy bidding efforts are focused on the LPD-17, for which approximately $974 million was recently appropriated for construction of the first of an anticipated 12 vessels. There is no guarantee that Congress will appropriate funds for any additional LPD-17 vessels. It is also possible that the U.S. Navy may allocate the vessels between competing bidders, or that it may delay implementation of the construction program. With a substantial portion of Avondale's current firm backlog scheduled for completion by 1998, it is important that Avondale be a successful bidder for all or a substantial portion of the LPD-17 vessels or other U.S. Navy or commercial work if it is to maintain its current level of shipbuilding activity beyond 1998. See "Business - Shipbuilding."

   Profit Recognition; Government Contracting

      Similar to other companies principally engaged in long-term construction projects, Avondale recognizes profits under the percentage of completion method of accounting, with profit recognition commencing when progress under the contract is sufficient to estimate final results with reasonable accuracy. Because contract profit recognition is dependent upon reliable estimates of the costs to complete such contract, profits recognized upon completion of the contract may be significantly less than anticipated, or the Company may incur a loss with respect to such contract, if it proves necessary to revise such cost estimates. Moreover, Avondale's principal U.S. government business is currently being performed under fixed-price or fixed-price incentive contracts, which wholly or partially shift the risk to Avondale of construction costs that exceed the contract price. In certain circumstances, the Company may submit Requests for Equitable Adjustment ("REAs") to the U.S. Navy seeking adjustments to the contract prices to compensate the Company when it incurs costs for which it does not believe it is responsible. Although the Company pursues REAs and all other contractual disputes vigorously, there is no assurance that the U.S. Navy will resolve the REAs or any of these disputes in a manner favorable to the Company. In addition, the Government has the right to suspend or debar a contractor from government contracting for significant violations of government procurement regulations. Avondale has never been subject to suspension or debarment. See "Business - Shipbuilding."

   Competition and Regulation

      The reduced level of shipbuilding activity by the U.S. government during the past decade has significantly increased competition. With respect to the market for U.S. military contracts, there are principally five private U.S. shipyards, including the Company, that compete for contracts to construct or convert surface vessels. Three of these companies are subsidiaries of corporations that have substantially greater resources than the Company. With respect to commercial vessels that must be constructed by a U.S. yard under the Jones Act, there are approximately 20 private U.S. shipyards that can accommodate the construction of vessels up to 400 feet in length, ten of which the Company believes are direct competitors with the Company for commercial contracts. With respect to the international commercial shipbuilding market, Avondale competes with numerous yards in several countries. See "Business - Competition."

      The termination of the U.S. construction-differential subsidy program in 1981 significantly curtailed the ability of U.S. shipyards to compete successfully for international commercial shipbuilding contracts with foreign yards, many of which are heavily subsidized by their governments. Currently, Avondale's commercial shipbuilding opportunities are materially dependent on certain U.S. laws and regulations, including (i) the Jones Act, which requires that all vessels transporting products between U.S. ports be constructed by U.S. shipyards, (ii) the Oil Pollution Act of 1990, which requires the phased-in transition of single-hulled tankers and product carriers to double-hulled vessels beginning January 1, 1995, and
   (iii) 1993 amendments to the loan guarantee program under Title XI of the Merchant Marine Act, which permit the U.S. government to guarantee loan obligations of foreign vessel owners for foreign-flagged vessels built in U.S. shipyards. In connection with U.S. efforts to implement a 1994 multilateral agreement designed in part to eliminate government subsidies provided to commercial shipbuilders, Congress is currently considering legislation that would eliminate the competitive advantages afforded to U.S. yards under the 1993 amendments to the Title XI guarantee program. In addition, legislative bills seeking to rescind or substantially modify the provisions of the Jones Act mandating the use of U.S.- built ships for coastwise trade are introduced from time to time, and are expected to be introduced in the future. Although management believes it is unlikely the Jones Act will be rescinded or materially modified in the foreseeable future, there can be no assurances to this effect with respect to the Jones Act or any other law or regulation benefitting U.S. shipbuilders. See "Business - Overview -
   - Reemergence of Commercial Shipbuilding."

   Labor Matters

      Although none of the Company's employees is unionized, the National Labor Relations Board (the "NLRB") is currently reviewing a 1993 election held among certain of the Company's New Orleans area employees. Challenged ballots in numbers sufficient to determine the outcome of the election remain uncounted awaiting the NLRB's decision, although the union did receive a majority of the unchallenged ballots. The Company has filed objections with the NLRB seeking to have the election set aside. If the NLRB upholds the election and certifies the union, and that decision is not overturned by subsequent judicial proceedings, the Company would be required under the federal labor laws to bargain in good faith with the union on matters such as wages, hours and other working conditions. Union certification may result in an increased risk that the union will engage in potentially disruptive activities such as strikes or picketing, or that the Company may incur higher labor and operating costs. See "Business - Employees."

   Environmental Matters

      The Company is subject to various federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the transportation, storage and disposal of toxic and hazardous wastes. Stringent fines and penalties may be imposed for non-compliance and certain environmental laws impose joint and several "strict liability" for remediation of spills and releases of oil and hazardous substances rendering a person liable for environmental damage, without regard to negligence or fault on the part of such person. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company which are or were in compliance with all applicable laws at the time such acts were performed. See "Business
   - Environmental and Safety Matters."

                           SELECTED FINANCIAL DATA

      The following table contains selected consolidated financial data for the Company and its subsidiaries for the nine months ended September 30, 1994 and 1995 and for each of the fiscal years in the five-year period ended December 31, 1994. The data for each of the fiscal years in the five-year period ended December 31, 1994 are derived from the consolidated financial statements of the Company and its subsidiaries. The consolidated financial statements as of December 31, 1993 and 1994, and for each of the years in the three-year period ended December 31, 1994, and the report of Deloitte & Touche LLP thereon, have been included in this Prospectus. The data for the nine-month periods ended September 30, 1994 and 1995 are derived from the unaudited consolidated financial statements for the related periods included in this Prospectus. The following financial data should be read in conjunction with such financial statements, including the notes thereto. Results of operations for the interim periods are not necessarily indicative of results that may be expected for any other interim period or for the year as a whole.

                                                                                                           Nine Months Ended
                                                              Years Ended December 31,                       September 30,
                                            _________________________________________________________    ____________________
                                                       (In thousands, except per share data)                 (unaudited)
                                               1990        1991        1992         1993        1994         1994       1995
                                               ----        ----        ----         ----        ----         ----       ----
                                               <F1>       <F1>         <F1>        <F1><F2>      <F2>                    <F6>
INCOME STATEMENT DATA:
Continuing operations:
  Net sales                                  $752,060    $768,887    $576,384     $456,724    $475,810      $345,253    $435,148
  Gross profit (loss)                          27,663     (30,000)     37,796       33,180      47,485        35,732      42,017
  Income (loss) from operations                (3,543)   (119,842)      7,281        3,400      16,949        13,356      18,798
  Net ESOP contribution                        27,000      24,000       8,141
  Income (loss) from
    continuing operations                     (25,560)    (139,173)   (11,321)      (5,233)     13,075        10,711      23,591
Income (loss) from
  discontinued operations                        (273)      (1,705)       104       (3,561)     (4,552)       (4,552)
Net income (loss)<F3><F4><F5>                 (25,833)    (140,878)   (11,217)      (8,794)      8,523         6,159      23,591
Income (loss) per share of
  common stock:
  Continuing operations                         (1.69)       (9.64)     (0.78)       (0.36)       0.90          0.74        1.63
  Discontinued operations                       (0.02)       (0.12)                  (0.25)      (0.31)         0.31
  Total                                         (1.71)       (9.76)     (0.78)       (0.61)       0.59          0.43        1.63
Cash dividends per share of
  common stock                                   0.92
BALANCE SHEET DATA:
Current assets                               $237,831     $199,815   $177,075     $151,597     $127,936     $112,331    $150,937
Current liabilities                           154,776      127,522    113,917      127,032       93,100       83,287      99,629
Total assets                                  491,015      383,670    346,196      302,139      273,503      264,886     317,679
Long-term debt                                 61,094      110,009     90,469       43,848       45,875       42,875      60,593
Total liabilities                             248,156      257,528    223,047      187,784      150,625      144,372     171,210
Shareholders' equity                          242,859      126,142    123,149      114,355      122,878      120,514     146,469
OTHER FINANCIAL DATA:
EBITDA <F7>                                  $  8,674     $(49,395)   $19,599      $15,210      $28,501      $22,090     $26,005
OPERATIONAL DATA:
Firm Backlog                                 $990,000     $624,000   $450,000   $1,230,000   $1,424,000   $1,541,000  $1,200,000

____________________
[FN]
<F1>   Income statement data for years  1990  through  1993  have  been restated to present Avondale's service contracting subsidiary as a discontinued operation (see Note 7 of the Notes to Consolidated Financial Statements).
<F2>   See "Management's  Discussion and Analysis of Financial Condition
       and  Results  of  Operations"   and  the  Notes  to  Consolidated
       Financial  Statements  relating  to,   among  other  things,  (i)
       proceeds received by the Company from the settlement of REAs in December 1993 and (ii) the impact of revisions of estimated profits on several previously completed shipbuilding contracts in 1994.
<F3>   During 1990 and 1991, the Company revised  its estimated costs to complete certain contracts which had the effect of decreasing net income by approximately $22.0 million, or $1.45 per share, and approximately $69.0 million, or $4.78 per share, respectively.
<F4>   During  1991,  the Company revised its estimate of the continuing value and future benefits of goodwill. Accordingly, the Company reduced the carrying value of goodwill which had the effect of decreasing net income for 1991 by $57.6 million, or $3.99 per share.
<F5>   The  amounts reflected as Net ESOP contributions for 1990,  1991, and 1992 reflect contributions made by the Company to the ESOP, all of which were returned to the Company as repayments of indebtedness owed by the ESOP to the Company incurred in connection with the purchase by the ESOP of the Common Stock of
       the Company in 1985.   Although  these contributions were charged
       against income, they had no net effect on Shareholders' Equity.
<F6>   Net income for the nine months ended  September 30, 1995 includes a deferred income tax benefit of $13.0  million  ($.90 per share)
       attributable   to   certain   net  operating  loss  carryforwards
       available to offset estimated future taxable earnings.
<F7>   As   used  herein,  EBITDA  is income(loss) from operations  plus
       depreciation  and  amortization.   EBITDA  is  frequently used by
       securities analysts and is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income as a measure of the Company's operating performance or as an alternative to cash flows as a better indicator of the Company's liquidity. For 1991, EBITDA does not include a $57.6 million write-down of good will.


      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                           RESULTS OF OPERATIONS

      The  following  discussion  should be read in conjunction with the
   Company's  consolidated  financial   statements   and  notes  thereto
   included elsewhere in this Prospectus.

   Overview

      The Company's results of operations continued to improve during the first nine months of fiscal 1995 compared to the prior year. Net sales for the first nine months of 1995 were 26.0% above those recorded for the nine months ended September 30, 1994. The first nine months of 1995 also showed approximately a 54.9% increase in income from continuing operations before income taxes, from the amount reported for the same period in 1994. The Company's firm backlog at September 30, 1995 was approximately $1.2 billion (excluding options aggregating $650 million held by the U.S. Navy for additional ship orders and commercial contracts subject to financing).

      Avondale and the U.S. Navy are negotiating a settlement with respect to the Company's previously filed REA with the U.S. Navy seeking substantial increases in the contract prices for four MHCs currently under contract. Management anticipates reaching a settlement under which the contract price will be increased such that the work remaining under the contract should be completed on substantially a break-even basis.

      In July 1995, the Federal District Court for the Middle District of Louisiana approved the Company's settlement of a class action lawsuit, filed against the Company and numerous other defendants, that had asserted various toxic tort claims arising out of the alleged contamination of an oil reclamation site in Walker, Louisiana. Under the terms of the settlement, the Company paid $4.0 million cash into a settlement fund in the third quarter of 1995, using cash from operations, and issued a $2.0 million unsecured note to the plaintiff class. The note bears interest at 8% per annum and is due on January 28, 1997. The Company had previously recorded an accrual sufficient to provide for the $6.0 million settlement and has sufficient liquidity to fund the note. Avondale could also be responsible for payment to the plaintiffs of up to an additional $6.0 million if the plaintiffs are unsuccessful in collecting certain claims under Avondale's insurance policies that have been assigned to the plaintiff class under the settlement agreement. With respect to the potential contingent liability of the Company to pay additional sums under the settlement agreement, management believes that the eventual resolution of this matter will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

   Results of Operations
   Nine Months Ended September 30, 1995 Compared to Nine Months Ended September 30, 1994.

      For the nine months ended September 30, 1995, the Company recorded net income of $23.6 million, or $1.63 per share, compared to $6.2 million, or $0.43 per share, for the nine months ended September 30, 1994, or more than triple the level for the first nine months of 1994. Net income in the period included a net income tax benefit of $7.0 million, or $0.48 per share. Net income for the first nine months of 1994 included a loss from discontinued operations of $4.6 million, or $0.31 per share.

      The significant increases in the Company's operating results for the nine month period ended September 30, 1995, primarily reflect operating profits recognized on the LSD-CV 52 and seven T-AO contracts. The Company also recorded a partial reversal of a previously recognized loss which was recorded in prior years on the contract to construct three LSD-CVs. Also contributing to income from operations were profits recognized on the third gaming vessel delivered in June 1995 and profits recorded by the Company's marine repair and wholesale steel operations.

      In the third quarter of 1994 the Company decided to discontinue its service contracting subsidiary. The 1994 nine month results reflect losses from discontinued operations of approximately $4.6 million, or $0.31 per share.

      Net sales for the nine month period ended September 30, 1995 reflect an increase of $89.9 million, or 26.0%, as compared to the same period in the prior year. The increase in net sales was primarily due to increased net sales recorded on the contracts to construct the Strategic Sealift ships, the LSD-CV 52, the Icebreaker and the contract to construct forebodies for the four product carriers. These increases were partially offset by reduced net sales recorded on the contracts to construct seven T-AOs and three LSD-CVs, with these contracts being in the latter stages of completion. Gross profit for the nine months ended September 30, 1995 increased $6.3 million, or 17.6%, compared to the same period in 1994. The increase in gross profit for the nine month period ended September 30, 1995 was primarily due to increases in profits recognized on contracts to construct the LSD-CV 52, seven T-AOs and a partial reversal of a previously recognized loss on the three LSD-CVs noted above.

      Selling, general and administrative ("SG&A") expenses increased $843,000, or 3.8%, for the nine months ended September 30, 1995 compared to the same period in the prior year. This increase was due primarily to an overall increase in operating activity as illustrated by the 26.0% increase in net sales noted above and in part to an increase in indirect labor and associated costs resulting from an across-the-board wage increase effective January 1, 1995.

      Interest expense increased $436,000, or 13.5%, for the nine months ended September 30, 1995 as compared to the same period in the prior year. This increase was due principally to interest costs associated with the $17.8 million Title XI financing related to the facilities modernization project completed in February 1995. Also contributing to the increase in interest expense was interest on the note issued in June 1994 to the Company's former corporate parent (see Note 12 of the Company's financial statements included herein). These increases were partially offset by an increase in interest capitalized on assets under construction relating primarily to the modernization project.

      The first nine months of 1995 included a net income tax benefit of $7.0 million, or $0.48 per share. The net income tax benefit was principally the result of recognizing, for financial reporting purposes, a $13.0 million income tax benefit from certain net operating loss carry forwards available to offset estimated future taxable earnings. The $13.0 million tax benefit was offset by a non-cash income tax provision of $6.0 million related to current period operating results. (See Note 9 to the Company's financial statements included herein). There was no provision for income taxes in the same period in 1994 as an income tax benefit related to available net operating loss carry forwards was recognized only to the extent of then current operating results. The recognition of any additional available tax benefit (approximately $9.5 million) will depend on future assessments of estimated taxable income.

   Year  Ended  December  31,  1994 Compared to Year Ended December  31,
   1993.

      The Company recorded income from continuing operations of approximately $13.1 million, or $0.90 per share, for the year ended December 31, 1994 compared to a loss of approximately $5.2 million, or $0.36 per share, for 1993. The improvement in the Company's 1994 income from continuing operations principally reflected net gains of approximately $3.5 million, or $0.24 per share, related to revisions of estimated contract profits on several previously-completed shipbuilding contracts, increased operating income at the Company's marine repair, wholesale steel and boat building operations and a reduction in interest expense. The decrease in interest expense was due primarily to the Company's repayment in early 1994 of balances owed on its previously outstanding revolving credit facilities and senior notes. The repayment of these debt obligations was made possible by the successful resolution and settlement of the Company's REAs in December 1993.

      In the third quarter of 1994 the Company decided to discontinue its service contracting business formed in 1990 to pursue large-scale service contracts with government and commercial operations. The Company concluded that managerial and financial resources devoted to this business could be more productively invested in the Company's core marine construction operations. As a result, the operating results of the service contracting business for the year ended December 31, 1994 and prior years are reported as discontinued operations (see Note 7 to the Company's financial statements included herein). The Company recorded a loss from discontinued operations of approximately $4.6 million (including estimated costs related to a contract termination), or $0.31 per share, for the year ended December 31, 1994 and restated prior year results to reflect a loss from discontinued operations of approximately $3.6 million, or $0.25 per share, for the year ended December 31, 1993.

      The Company's net sales from continuing operations in 1994 increased approximately $19.1 million, or 4.2%, as compared to the prior year. The increase in 1994 net sales was due primarily to increased sales recognized on the contracts to construct the LSD-CV 52, the contracts to construct three paddlewheel gaming vessels (two of which were delivered in 1994) and the start-up of the first Sealift ship. These increases in net sales were partially offset by reductions in sales recognized on the contracts to construct the three LSD-CV vessels (the first of which was delivered in 1994), the seven T-AO Oilers contract (the fourth of which was delivered in
   1994) and the four MHCs as these contracts approached completion. Additionally, the Company experienced reduced sales in 1994 associated with the T-AGS 45 Oceanographic Survey Ship contract, which was delivered in 1993, and at its Avondale Gulfport Marine, Inc. ("AGM") and Genco Industries, Inc. ("Genco") operations. AGM delivered its last LCAC vessel in June 1993. Genco completed its remaining construction contracts in August 1994. The contracts to construct the four LSD-CVs, the four MHCs and the seven T-AOs collectively accounted for approximately 69% of the Company's 1994 net sales revenue.

      Gross profit for the year ended December 31, 1994 increased approximately $14.3 million, or 43%, compared to 1993. The increase in 1994 gross profit was primarily due to profits recognized on the contract to construct the seven T-AOs and revisions of contract profits on several previously-completed shipbuilding contracts. Also contributing to the 1994 gross profit were profits recognized on the two gaming vessels delivered in 1994 and profits recognized by the Company's marine repair and wholesale steel operations.

      SG&A expenses increased by approximately $756,000, or 2.5%, for the year ended December 31, 1994 as compared to 1993. The overall increase in SG&A expenses primarily resulted from increased operating activity at the Company's main shipyard. This increase in SG&A expenses was partially offset by a decrease in SG&A expenses resulting from the closing of the AGM and Genco operations.

      Interest expense decreased by approximately $4.4 million, or 50%, in 1994 as compared to 1993. The decrease was due to the reduction in the Company's overall level of debt, which decreased by approximately $37 million, or 41.7%, at December 31, 1994 as compared to December 31, 1993 (see "Liquidity and Capital Resources" below).

      The Company recorded a $300,000 provision for income taxes in 1994 while no provision was recorded in 1993 due to the loss from operations (see Note 9 to the Company's financial statements included herein).

   Year Ended December  31,  1993  Compared  to  Year Ended December 31,
   1992.

      The Company had a loss from continuing operations for the year ended December 31, 1993 of $5.2 million, or $0.36 per share, compared with a loss from continuing operations in 1992 of $11.3 million, or $0.78 per share. The Company recorded a loss from discontinued operations of $3.6 million, or $0.25 per share, for 1993 compared with income from discontinued operations of $104,000, or less than $0.01 per share, in 1992. The Company's profitability in 1993 was affected by several factors, primarily the allocation of the recovery to individual contracts and the related timing of the recognition of the revenues associated with the Company's settlement with the U.S. Navy on its REAs and other charges and write downs, all of which occurred in the fourth quarter of 1993.

      Net sales from continuing operations for the year ended December 31, 1993 decreased $119.7 million, or 20.8%, from 1992. The decrease in net sales was consistent with a declining level of activity in the Company's shipbuilding operations, with most of the Company's net sales attributable to shipbuilding contracts with the U.S. Navy to build seven T-AOs, three LSD-CVs and four MHCs.

      Gross profit for 1993 decreased by $4.6 million, or 12.2%, to $33.2 million compared to $37.8 million in 1992. The decrease in gross profit partially reflected the impact of recording the effects of the settlement with the U.S. Navy on the Company's REAs, which settlement occurred in late December 1993. Gross profit was also affected in the fourth quarter of 1993 by the write downs of assets offered for sale and retroactive adjustments of insurance costs.

      SG&A expenses decreased approximately $735,000, or 2.4%, for the year ended December 31, 1993, as compared to 1992. The decrease in SG&A expenses reflected the general decline in shipyard activity. The decreases were partially offset by increases in professional and other fees associated with the further amendment of the Company's revolving credit agreements with the Company's banks and the senior notes. Additionally, the Company experienced increases in bids and estimates, travel, and selling and product development expenses which reflected the Company's efforts to secure additional contracts.

      Interest expense decreased by $1.9 million for the year ended December 31, 1993 as compared to the same period in 1992. The decrease was due primarily to the reduction in the Company's overall level of debt, which decreased by $28.0 million at December 31, 1993 as compared to 1992.

      Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106") and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Implementation of these statements had no material impact on the Company's financial position or results of operations.

      The results  of  operations  for  the year ended December 31, 1993
   were  restated  to  present  the  service  contracting   business  as
   discontinued operations.

   Liquidity and Capital Resources

      The Company's cash and cash equivalents totaled approximately $33.0 million at September 30, 1995 as compared to $15.4 million at December 31, 1994. The Company's sources of cash in the first nine months of 1995 consisted of $22.7 million of funds provided by operations, proceeds from the sale of assets of $3.2 million and proceeds from long-term borrowings of $17.8 million. The Company's primary uses of cash in the nine month period ended September 30, 1995 consisted of capital expenditures of $18.4 million and payment of long term borrowings of $5.9 million. As further discussed below, a portion of the cash used for capital expenditures represented interim funding of the plant modernization project pending the Company's reimbursement from proceeds of the permanent financing. At September 30, 1995, $14.3 million of these bond proceeds had been released to the Company. The Company estimates, based on costs incurred, that at September 30, 1995, it was entitled to $1.6 million of the remaining escrow and accordingly included this amount as a current asset in Restricted Short-term Investments. The balance of the escrow, $1.9 million at September 30, 1995, was recorded as Funds Held for Construction. The Company has recorded project costs to date of approximately $18.3 million of which approximately $15.5 million were incurred in 1995. Outstanding purchase commitments at September 30, 1995 were approximately $1.0 million.

      On February 10, 1995 the Company announced that it completed financing of $17.8 million to fund a plant modernization effort at its main shipyard by issuing mortgage bonds utilizing a Title XI guarantee. The bonds bear interest at the rate of 8.16% and are repayable in equal semi-annual principal payments of $593,000 over a 15 year period. In addition to the $17.8 million of mortgage bonds, the Company also completed the refinancing of approximately $4.3 million of existing Title XI bonds and the reduction of the interest rate from 9.30% to 7.86%. These bonds are repayable in equal semi-annual principal payments of $388,000 and mature in the year 2000.

      In the second quarter of 1995, the Company obtained additional liquidity as its improved financial condition enabled it to amend its revolving credit agreement. The amendment, among other things, increased the amount available under the credit agreement to $42.5 million and extended its term to May 1997. Further, the amendment permitted the issuance of the mortgage bonds and revised the level of permitted capital expenditures and certain coverage ratios to take into consideration the plant modernization project. While there have been no borrowings in 1995 under the revolving credit agreement, there are $25.1 million of letters of credit outstanding under the facility at September 30, 1995. The Company believes that its capital resources will be sufficient to finance current and projected operations.

                                  BUSINESS

   Overview

      Avondale is one of the largest shipbuilders in the United States, specializing in the design, construction, conversion, repair and modernization of various types of ocean-going vessels for the military and commercial markets. A majority of Avondale's contracts in recent years has been for U.S. Navy surface ships, although the Company has secured three large commercial contracts in the past year for the construction or conversion of double-hulled product carriers. Management believes the Company's low cost structure, experienced and skilled work force, sophisticated construction processes and extensive experience gained over the past 25 years in building a variety of military and commercial vessels, position the Company to be one of the most cost-efficient and versatile shipbuilders in the United States. At September 30, 1995, the Company's shipbuilding backlog (the "firm backlog") was approximately $1.2 billion (exclusive of unexercised options aggregating $650 million held by the U.S. Navy and exclusive of commercial contract awards subject to financing), of which $1.1 billion was attributable to contracts to build ships for the U.S. Navy.

      During the past 25 years, Avondale has built over 72 vessels for the U.S. Navy and other military services, ranging from vessels such as AOs and T-AOs that principally require executing large-scale steel fabrication at a competitive cost, to highly sophisticated vessels such as the T-AGS 45, the LSD-CVs and the MHC-51 fiberglass Minehunters that also require extensive outfitting of electrical, command and control and weapon systems. U.S. Navy vessels currently under construction include three TAKR 300 Class Sealift Ships, three MHC-51 Class Minehunters, two LSD-CVs, one T-AO Oiler and one WAGB-20 Polar Icebreaker. The Company anticipates that it will continue to focus primarily on securing contracts to construct and convert military vessels. See "Glossary of Selected Industry Terms."

      Within the past year, Avondale has secured several commercial contracts that should benefit from the Company's expertise and newly adopted construction techniques. In May 1995, Avondale finalized a $143.9 million contract to construct four double-hulled forebodies for product carriers owned by American Heavylift. Construction of these forebodies has begun and is expected to be completed by mid-1997. The Company has also signed contracts with a member of the Primorsk Shipping Group of Nakhodka, Russia for the construction of seven double-hulled product carriers and with Maritrans, Inc. for the construction of six double-hulled product carriers. Both the Primorsk and Maritrans contracts are subject to the owners' receipt of a Title XI MARAD financing guarantee and call for delivery of all of the vessels by the end of 1998.

      Background. Avondale has historically maintained a flexible, versatile shipyard and has been the successful bidder for a variety of marine construction projects. Organized in 1938, Avondale first began building ocean-going ships in the 1950s. From 1959 to 1985, the Company was operated as a subsidiary of Ogden Corporation, a diversified New York Stock Exchange listed company headquartered in New York, New York. Prior to the 1980s, Avondale built both military and commercial vessels. In addition to the construction of 27 destroyer escorts for the U.S. Navy, Avondale successfully completed a variety of construction projects during that period, including general cargo and multi-product carriers, such as LASH vessels, crude oil tankers and product carriers. In the early 1980s, however, several measures were implemented that changed the marine construction industry significantly. The termination of the U.S. construction-differential subsidy program in 1981 significantly curtailed the ability of U.S. shipyards to compete successfully for international commercial shipbuilding contracts with foreign yards, many of which are heavily subsidized by their governments. The effects of the elimination of these subsidies was largely offset, however, by the initiative to expand the U.S. Navy fleet to 600 vessels, thereby significantly increasing the U.S. Navy shipbuilding opportunities available to Avondale.

      Initially, Avondale capitalized on the U.S. Navy shipbuilding opportunities through its construction of five AOs during the early 1980s. Since AOs are essentially oil tankers modified to meet certain military requirements, they were a natural extension of the product carrier vessels previously built by Avondale.

      During the remainder of the 1980s and the first part of this decade, Avondale steadily expanded the range of vessels that it built for the U.S. Navy. The Company principally focused on those vessels that were related to, or natural extensions of, predecessor vessels previously constructed by Avondale, where Avondale could best capitalize on its prior experience and proven capabilities. Among the U.S. Navy vessels built or under construction during this period were 16 T-AOs, five LSDs, four LSD-CVs, five jumbo AOs (which constituted conversions of AOs previously built by Avondale), one T-AGS 45, 15 LCACs and four MHCs.

      With the end of the Cold War, and the pressure of domestic budget constraints, spending for new vessel construction by the U.S. Navy has been substantially reduced, with the rate of new vessel construction reduced to approximately 50% of that in the 1980s. Despite the contraction in U.S. Navy shipbuilding activity, management believes that Avondale's versatility has been a significant factor in its successful efforts to restore its backlog, which efforts have also been bolstered by Avondale's experience in building vessels comparable to those currently in demand.

      U.S. Military. Included in the current firm backlog for the military are contracts to construct three TAKR 300 Class Sealift ships for an original value of $673 million. The Sealift ships, which  are  designed  to  assist  in  the  rapid  transportation  and deployment of military personnel, equipment and supplies, are comparable to other vessels, such as auxiliary and amphibious support ships, that have been constructed previously by the Company for the military. In addition, the Company has been awarded options to construct an additional three Sealift vessels for an additional $650 million in the aggregate, which options have not yet been exercised by the U.S. Navy. The first Sealift ship is scheduled for delivery in 1998 with the final ship (assuming exercise by the U.S. Navy of the remaining Sealift options) scheduled for delivery in 2001.

      The award of the Sealift contracts was one of a series of significant military contract awards received by the Company since the beginning of 1993. In 1993, the Company was awarded a $232.5 million contract for the construction of a WAGB-20 icebreaker vessel for the U.S. Coast Guard (scheduled for delivery in 1998) and a contract to build one LSD-CV for the U.S. Navy at a contract price of $257.5 million. The 1994 LSD-CV award brought the total number of LSD-CV contracts awarded to the Company to four, with two of the vessels having been delivered to date, and the final two vessels scheduled for delivery in 1996 and 1998, respectively. See "Glossary of Selected Industry Terms" and "- Shipbuilding -- Vessel Deliveries and Backlog."

      In early 1994 Avondale was one of five U.S. shipyards awarded a contract to undertake a preliminary design study on the U.S. Navy's LPD-17 (formerly LX) ship. The U.S. Navy has stated its expectation that the LPD-17 vessels will be a mainstay of the U.S. Navy over the next two decades, replacing a number of vessels nearing the end of their useful life. In November 1995, Congress appropriated $974.0 million for the construction of the first of an expected 12 vessels under the LPD-17 program. The LPD-17, which the U.S. Navy has announced will be the next significant class of amphibious vessels, will be outfitted with sophisticated command and control systems, as well as ship-based weapon systems. The U.S. Navy intends to award the first LPD-17 contract in mid-1996. See "Risk Factors - Reliance on Major Customer."

      In connection with its pursuit of the LPD-17 contract, Avondale has announced an alliance with Bath and Hughes Aircraft. Under the alliance, Avondale would be the prime contractor and the LPD-17 vessels would be constructed in both the Avondale and Bath shipyards, with Hughes Aircraft being responsible for integration of the ship's electronic systems. More recently, Ingalls Shipbuilding, a subsidiary of Litton Industries, announced that it had formed an alliance with Tenneco's Newport News Shipbuilding, National Steel and Shipbuilding Company and Lockheed Martin Government Electronic Systems to pursue the same contract. Avondale believes that the formation of its alliance with Bath and Hughes Aircraft, coupled with the Company's low cost structure and proven experience in building vessels of classes comparable to the LPD-17 such as the LSD-CVs, will enhance the viability and competitiveness of the Company's bid for the LPD-17 contracts.

      In addition to the LPD-17, there are several other anticipated U.S. Navy programs that may offer other shipbuilding opportunities to Avondale including the possible construction of two additional Sealift vessels, a class of prepositioning vessels for the U.S. Marine Corps, up to 14 ADC(X) vessels, and the SC-21, which represents the next generation of surface combatant vessel.

      Reemergence of Commercial Shipbuilding. The termination of the U.S. construction-differential subsidy program in 1981 significantly curtailed the ability of U.S. shipyards to compete successfully for worldwide commercial shipbuilding contracts with foreign shipyards, many of which are heavily subsidized by their governments. Most of the commercial ships built in the United States since 1981 have been constructed primarily due to the Jones Act requirement that all vessels transporting products between U.S. ports be constructed by U.S. shipyards. However, two recent legislative initiatives have helped significantly increase U.S. commercial shipbuilding opportunities.

      The Oil Pollution Act of 1990 requires the phased-in transition of single-hulled tankers and product carriers to double-hulled vessels beginning January 1, 1995, which has created a demand (that is expected to continue through the remainder of the decade) for the retro-fitting of existing tankers and the construction of new double-hulled tankers, as oil and energy companies and other ship operators upgrade their fleets to comply with the law. Industry analysts believe that other countries may pass laws comparable to the Oil Pollution Act of 1990, which would further increase worldwide demand for double-hulled product carriers.

      In late 1993, Congress amended the loan guarantee program under Title XI of the Merchant Marine Act, 1936, to permit the U.S. government to guarantee loan obligations of foreign vessel owners for foreign-flagged vessels that are built in U.S. shipyards. Title XI authorizes MARAD to guarantee debt with a term of up to 25 years in an amount up to 87.5% of the vessel cost, thereby enabling shipowners to obtain construction financing on more favorable terms than those currently offered by other countries having guarantee or subsidy programs for foreign nationals similar to Title XI. These 1993 amendments expanded Title XI in a manner that has attracted foreign owners and created foreign commercial shipbuilding opportunities for U.S. yards.

      Management believes these initiatives have assisted Avondale in attracting commercial shipbuilding opportunities during the past year. In May of 1995, the Company finalized a $143.9 million contract to construct four double-hulled forebodies for product carriers owned by a U.S. shipping company. These double-hulled product carriers are the first U.S.-flag product carriers built in the United States in eight years. The contract is supported by a Title XI guarantee by MARAD. Construction has already begun and is expected to be completed by mid-1997. Avondale believes its receipt of this contract was further assisted by its prior experience in constructing three double-hulled T-AOs on behalf of the U.S. Navy.

      In August 1995, the Company signed a contract with member of the Primorsk Shipping Group of Nakhodka, Russia for the construction of seven double-hulled product carriers. These non-U.S.-flag vessels will comply with all requirements of the Oil Pollution Act of 1990. This contract is subject to the receipt of a Title XI financing guarantee from MARAD, and delivery of all seven vessels is scheduled prior to the end of 1998. A similar contract for six double-hulled product carriers was entered into with Maritrans, Inc. in November 1995. These U.S.-flag vessels will comply with all requirements of the Oil Pollution Act of 1990 and will engage in transportation of petroleum products between U.S. ports under the Jones Act. The contract, which is subject to the receipt by the vessel owner of a MARAD Title XI guarantee, calls for the delivery of all six vessels by the end of 1998.

      Recently, bills have been introduced in the U.S. Congress that would eliminate the competitive advantages afforded to U.S. yards under the 1993 amendments to the Title XI guarantee program. This legislation would implement a December 1994 trade agreement among the United States, the European Union, Finland, Japan, Korea, Norway and Sweden (which collectively control over 75% of the market share for worldwide vessel construction) negotiated under the auspices of the Organization for Economic Cooperation and Development (the "OECD
   Agreement").  The OECD Agreement  and  related  accords  seek,  among other things, to eliminate government subsidies provided to commercial shipbuilders and to adopt a uniform standard of government credit assistance for foreign nationals. Under these multilateral accords, each participating nation agreed not to provide credit assistance to foreign nationals in excess of 80% of the vessel construction price, and to limit the term of any credit assistance to not more than 12 years. In mid-December 1995, a subcommittee of the Ways and Means Committee of the U.S. House of Representatives passed a bill seeking to implement the OECD Agreement. If this bill is enacted by Congress in its current form, the Title XI guarantee program would be modified to be in accord with the uniform credit assistance standards mandated under the OECD Agreement, thereby eliminating the advantages to U.S. shipyards under the 1993 Title XI amendments.

      Avondale is not able at this time to assess whether legislation implementing the OECD Agreement will be enacted by Congress or the ultimate impact that any such legislation may have. Although the OECD Agreement promotes the goal of eliminating commercial shipbuilding subsidies by signatory nations, there can be no assurance that certain safeguards in the agreement will not be circumvented or will be adequately enforced, or that worldwide commercial shipbuilding opportunities may continue to flow to foreign yards located in signatory nations (which may have developed structural competitive advantages as a result of their long histories of subsidization) or may be diverted to non-signatory nations. If the competitive advantages of the current Title XI guarantee program are eliminated and the OECD Agreement fails to achieve its objectives, Avondale's ability to compete for international commercial shipbuilding contracts will remain limited, notwithstanding the increased opportunities that are expected to arise as the average age of the worldwide tanker and product carrier fleet approaches the end of their useful lives.

      The OECD Agreement is not expected to immediately diminish commercial opportunities arising under the Oil Pollution Act of 1990 and the Jones Act. Legislative bills seeking to rescind or substantially modify the provisions of the Jones Act mandating the use of U.S.-built ships for coastwise trade are introduced in Congress from time to time, and are expected to be introduced in the future. Although management believes it is unlikely the Jones Act will be rescinded or materially modified in the foreseeable future, there can be no assurances to this effect with respect to the Jones Act or any other law or regulation benefitting U.S. shipbuilders.

      Technological Innovations. To assure that its shipyard remains among the most modern in the world, Avondale regularly reviews and assesses its construction and production process. In this regard Avondale often consults with other highly successful shipbuilding companies concerning advances in shipbuilding technology. In the early 1980s, the Company was the first U.S. shipyard to successfully implement modular construction techniques that had previously been perfected by Japanese shipbuilders. Management believes these techniques were a major factor in Japan's dominance of the commercial shipbuilding market during the 1970s. Avondale obtained its modular construction capabilities and "know-how" pursuant to an agreement with Ishikawajima-Harima Heavy Industries Co., Ltd. ("IHI"), one of Japan's largest shipbuilders, which worked with Avondale to change its manufacturing process and to train Avondale's employees. Modular construction afforded Avondale significant production efficiencies in the installation of ship systems, largely due to the greater ease with which such systems could be installed in open modules rather than closed-in hulls. As a result of these efforts, Avondale realized substantial increases in labor productivity.

      The Company has also embarked on a modernization program to enhance its ability to produce and deliver commercial vessels at a lower cost. In 1994 the Company entered into a technology sharing agreement with Astilleros Espanoles S.A. ("AESA") of Spain, regarded as an innovative and successful world-class shipyard. After an on-site review of Avondale's shipyard by AESA, as well as a review by Avondale of current shipbuilding technology in other countries, Avondale invested $20 million in capital improvements designed to increase efficiency by improving production flow. In particular, the Company integrated certain assembly line techniques in its modular construction process. To that end, the Company has built a covered facility that houses two production lines dedicated to military vessels and two lines for commercial vessels. Since commercial vessels generally do not have the same complex internal ship systems as military vessels, Avondale believes that sheltering the production process and separating the unit lines will enhance production efficiencies and lower unit production costs.

      Because the construction of commercial vessels, particularly the product carriers that Avondale has traditionally built, places an emphasis on steel fabrication rather than the complex technological outfitting involved in U.S. naval construction, the assembly-line process implemented by the Company's new production facility should particularly benefit Avondale's efforts to remain an efficient, low-cost commercial shipbuilder. In addition, the Company's recent experience in constructing U.S. naval vessels that are primarily transport vessels, such as the Sealift and the LSD-CV, can be beneficially applied to the construction of large-scale commercial product carriers.

   Shipbuilding

      The Company is predominantly engaged in the design, construction, conversion, repair and modernization of various types of military and commercial vessels.

      The main shipyard facility, which is located on a 257-acre site on the Mississippi River near New Orleans, includes multiple building ways, side launching facilities, a 900-foot floating dry dock/launch platform that permits construction of vessels up to 1,000 feet in length, and a 650-foot floating dry dock principally used for ship repair. The main shipyard is equipped to build virtually any type of vessel other than nuclear submarines and surface vessels of the largest classes, such as ultra-large crude carriers. Avondale also operates several other facilities in the vicinity of the main shipyard, including its Westwego yard, which is used primarily for boat construction and repair, and its Algiers yard, which is used primarily for the repair and overhaul of ocean-going vessels.

      The Company has been and continues to be materially dependent on the U.S. Navy's ship construction and conversion programs. The following table sets forth the distribution of marine construction and repair activities during the last five years based on contract billings. As the table indicates, a majority of Avondale's work in the nine months ended September 30, 1995 was comprised of new military construction. Commercial new construction remained relatively firm in the first nine months of 1995, with construction on the four double-hulled forebodies for American Heavylift replacing the work done on the two gaming boats that were delivered in 1994.

                         Distribution of Marine Construction and Repair Work

                                                                     Nine
                                                                    Months
                                     Year Ended December 31,         Ended
                               __________________________________  September
                                1990   1991   1992   1993   1994   30, 1995
                                ----   ----   ----   ----   ----   ---------
U.S. MILITARY:
-  New Construction              66%    72%    87%    88%    81%      85%
-  Repair, overhaul and
   conversion                    12%    13%     6%     2%     --       --

COMMERCIAL:
-  New construction              18%    10%     2%     6%    11%       9%
-  Repair, overhaul and
   conversion                     4%     5%     5%     4%     8%       6%
                                ____   ____   ____   ____   ____     ____
TOTAL                           100%   100%   100%   100%   100%     100%



   The decrease in new construction for the U.S. Navy in 1994 as compared to 1993 primarily reflected the advancing stages of completion on several of the Company's major shipbuilding programs. Commercial repair, overhaul and conversion increased in 1994 over 1993 as the Company continued work on several contracts with a private contractor for the repair of Sealift ships, yet declined in the first nine months of 1995 as work on the Sealift repair contracts approached completion. See "- Other Operations -- Repair Operations".

      Government  Contracting.   Avondale's  principal  U.S.  government
   business  is  currently  being  performed   under   fixed-price   and
   fixed-price  incentive  contracts.   Under fixed-price contracts, the
   contractor retains all cost savings on completed contracts but is also liable for the full amount of all cost overruns for which it is
   responsible.   Fixed-price  incentive  contracts,  on the other hand,
   provide for sharing between the government and the contractor of cost savings and cost overruns based primarily on a specified formula that compares the contract target cost with actual cost. In addition, such fixed-price incentive contracts generally provide for escalation of costs based on published indices relating to the shipbuilding
   industry.   Although all cost savings are shared  under fixed-price
   incentive contracts, cost overruns in excess of a specified amount must be borne entirely by the contractor. Recent contract awards for the Sealift vessels, the fourth LSD-CV and the Icebreaker are each fixed-price incentive contracts.

      All contracts for the construction and conversion of U.S. Navy vessels are subject to competitive bidding. As a safeguard to anti-competitive bidding practices, the U.S. Navy has recently employed the concept of "cost realism," which requires that each bidder submit information on pricing, estimated costs of completion and anticipated profit margins. The U.S. Navy uses this and other data to determine an estimated cost for each bidder. The U.S. Navy then re-evaluates the bids by using the higher of the bidder's and the U.S. Navy's cost estimates.

      Under government regulations, certain costs, including certain financing costs, portions of research and development costs and certain marketing expenses, are not allowable costs under fixed-price incentive contracts. The government also regulates the methods by which overhead costs are allocated to government contracts.

      U.S. government contracts are subject to termination by the government either for its convenience or upon default by the contractor. If the termination is for the government's convenience, contracts provide for payment upon termination for items delivered to and accepted by the government, payment of the contractor's costs incurred plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses and a reasonable profit. However, if a contract termination results from the contractor's default, the contractor is paid such amount as may be agreed upon for completed and partially completed products and services accepted by the government. The government is not liable for the contractor's costs with respect to unaccepted items and is entitled to repayment of advance payments and progress payments, if any, related to the terminated portions of the contract and the contractor may be liable for excess costs incurred by the government in procuring undelivered items from another source.

      The continuation of any U.S. Navy shipbuilding program is dependent upon the continuing availability of Congressional appropriations for that program. It is customary for the U.S. Navy to award contracts to build one or more vessels of a program to a contractor together with options (exercisable by the U.S. Navy) to purchase additional vessels in the program. Generally, contracts to build vessels are not awarded until funds to pay the full contract have been appropriated. However, because Congress usually appropriates funds on a fiscal year basis, funds may never be appropriated to permit the U.S. Navy to exercise options that have been awarded. In addition, even if funds are appropriated, the U.S. Navy is not required to exercise the options.

      Because its U.S. Navy contracts require the Company to have access to classified information, Avondale must maintain a security clearance for its facility. Among other things, facilities with such clearances must restrict the access of non-U.S. citizens to classified information. If in the future the percentage of foreign ownership is increased to a level that could result in foreign dominance or control of its activities, Avondale would be required to implement additional measures to insure that classified material would not be compromised or risk the loss of its security clearance.

      Due to the complexity of government contracts and applicable regulations, contract disputes with the government may occur in the ordinary course of the Company's business. Based upon management's analysis of each such dispute and advice of counsel, the Company records, if appropriate, an estimate of the amount recoverable upon resolution of such disputes. Currently, the only such amount is the $23.0 million recorded in anticipation of the settlement of the MHC REA. Although management believes its estimate is based upon a reasonable analysis of such disputes, no assurance can be given that its estimates will be accurate and variances between such estimates and actual results can be material. The Company believes that adequate provision has been made in its financial statements for these and other normal uncertainties incident to its government business.

      There is significant oversight of defense contractors to prevent waste in the defense procurement process. Areas of contract dispute are reviewed by the government for evidence of criminal misconduct such as mischarging, product substitution and false certification of pricing and other data. In the event the government alleges a violation of its procurement regulations, it may seek compensatory, treble or punitive damages in substantial amounts and indictments, fines, penalties and forfeitures. Although Avondale has never been subject to such a penalty, indictment can result in suspension or debarment of the contractor from government contracting for a period of time.

      Vessel Deliveries and Backlog.  At September 30, 1995, the Company
   had a firm backlog of shipbuilding contracts of approximately $1.2 billion (excluding options aggregating $650 million held by the U.S.
   Navy for orders and contracts subject to financing), of which approximately $130.0 million is expected to be billed in the fourth quarter in 1995, compared with backlogs of $1.4 billion at December 31, 1994, $1.23 billion at December 31, 1993 and $450.0 million at December
   31, 1992. The backlog at September 30, 1995 included $50.0 million to complete the one remaining T-AO out of the seven awarded in the initial contract; $150.0 million to complete two of the four LSD-CV vessels that were awarded (two of which have been delivered by September 30, 1995); $220.0 million related to the one Icebreaker under a contract awarded in 1993;  and  $675.0  million  related  to  three  Sealift  Ships,  under
   contracts  awarded in 1993 and  1994.   Also  included  in  the  firm
   backlog at September 30, 1995 was $40.0 million to complete three MHCs out of the four contracted for by the U.S. Navy. The first MHC has already been delivered. Currently two of the MHCs are scheduled for delivery in 1996 and one in 1997. Under the terms of Avondale's contract to construct three Sealift Ships, the U.S. Navy can exercise options for three additional vessels with an aggregate value in excess of $650 million. In addition, Avondale has recently signed three commercial shipbuilding contracts, two of which are subject to the receipt of a Title XI MARAD financing guarantee.

      All major U.S. Navy contracts in the backlog, except for the contract to construct three LSD-CVs and the last three T-AOs, contain cost escalation clauses that are intended to compensate the Company for increases in wage rates and material costs based on industry indices. The contract to construct the three LSD-CVs and the last three T-AOs, as originally awarded, contained a cost escalation clause, but as part of the contract modifications (as discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations") the contracts were converted to fixed-price contracts.

      Vessel deliveries in 1994 and through the first nine months of 1995 included two T-AOs, two LSD-CVs, one MHC and three gaming vessels. The Company plans to continue to actively pursue other government construction and conversion opportunities, as well as commercial opportunities, when they become available.

      The Company also has been actively pursuing commercial shipbuilding opportunities, although international commercial shipbuilding opportunities remain limited because shipbuilders in foreign countries are often subsidized by their governments, which allows them to sell their ships for prices below their construction costs. Domestic shipbuilding opportunities that are not affected by foreign subsidies offer better possibilities for the Company. See "- Overview -- Reemergence of Commercial Shipbuilding."

      In connection with the bids and proposals that the Company has submitted or plans to submit to various commercial and government customers, no assurance can be given that the vessels will actually be built or that the Company will be the successful bidder.

   Other Operations

      Overview. Although the Company has from time to time, on a limited basis, pursued opportunities to diversify its business, management strongly believes that the Company's resources are most profitably employed in marine construction. As noted in "Management's Discussion and Analysis of Financial Condition and Results of Operations," in order to focus on its core shipbuilding business and improve liquidity, the Company sold or discontinued certain of its non-core operations. The Company will continue to evaluate suitable diversification opportunities, principally those that would not detract from Avondale's core business and that would utilize the Company's existing facilities. Among possible diversification opportunities are: (i) the construction of large industrial facilities utilizing modular shipbuilding expertise and project management experience; (ii) the repair and overhaul of U.S. Navy and commercial vessels; (iii) the construction of semi-submersible rigs, tension-leg platforms or similar structures used in the offshore oil and gas industry (which the Company has constructed from time to time in the past); and (iv) steel fabrication and other operations.

      Modular Construction. The Company has been able to apply its modular construction methods to a variety of non-marine industrial fabrication projects, including a sulphur recovery plant that was shipped to Saudi Arabia for on-site assembly and installation, two cryogenic gas separation systems, two waste disposal units, six turbine compressors and turbine generators, six condenser modules for inclusion in a nuclear power plant, and two sled and receiver modules for sub-sea pipeline connections. The Company has also fabricated steel bridges and a hydroelectric plant that was floated up the Mississippi River and installed in Vidalia, Louisiana in 1990. In January 1992, the Company delivered to the City of New York an 800-bed floating detention facility that is 625 feet long, 125 feet wide, and five stories high. In January 1993, the Company announced its agreement to participate with Westinghouse Electric Corporation in a long-term development project involving first-of-its-kind engineering of Westinghouse's AP600 advanced nuclear reactor.

      Avondale's modular construction division has not engaged in any significant projects since the floating detention center was awarded in the early 1990s. Although at present there is a minimal level of production activity in this division, Avondale will continue to pursue non-shipbuilding marine and industrial-commercial projects suitable for modular construction as attractive opportunities arise.

      Small Vessel Construction. The Company pursues available opportunities for the construction of special purpose vessels, and relatively small, special purpose military vessels, commercial fishing boats, dredges, barges, and ferries.

      Boat Division. The Company has a facility equipped for boat construction at its Westwego, Louisiana yard that is capable of building vessels up to 450 feet in length. In 1994, the Boat Division delivered two gaming vessels which are 266 and 210 feet in length, and in mid-1995 the division delivered a third gaming vessel which is 350 feet in length. The Boat Division has also recently signed a $26 million contract to construct river hopper barges for Ingram Ohio Barge Company. The Boat Division is actively pursuing other projects, involving the construction of additional gaming boats as well as passenger vessels and ferries, towboats and other vessels. The Boat Division's backlog at December 31, 1994, 1993 and 1992 was approximately $18.3, $13.0 and $2.0 million, respectively.

      Steel Operations. Through its Steel Sales operation, Avondale sells steel plate and structural steel to the marine and industrial markets in the Gulf Coast region of the United States. Net sales to other Avondale divisions are not significant. Sales to unrelated parties for the years ended December 31, 1994, 1993 and 1992 were approximately $22.4, $19.0 and $18.0 million, respectively.

      Repair Operations. At its main yard and the Algiers yard, Avondale engages in the repair, overhaul and conversion of ocean-going vessels. With the 900 and 650 foot drydocks located at the Company's main yard, the Company is capable of offering a complete range of vessel repairs and overhaul services. The Algiers yard is operated under a long-term lease and is designed primarily for the topside repair and overhaul of large ocean-going vessels. Although historically Avondale has engaged in the repair and overhaul of U.S. Navy vessels, these opportunities have been curtailed by the U.S. Navy's current policy of requiring such work to be conducted at or near their vessels' home ports. See "- Shipbuilding."

   Competition

      The industry is divided into two distinct markets, U.S. government contracts, which is dominated by contracts for the U.S. Navy, and domestic and international shipbuilding contracts for commercial customers. The reduced level of shipbuilding activity by the U.S. government during the past decade has significantly intensified competition. With respect to the market for U.S. military contracts, there are principally five private U.S. shipyards, including the Company, that compete for contracts to construct or convert ships. Three of these companies are subsidiaries of much larger corporations that have substantially greater financial resources than the Company.

      With respect to commercial vessels that must be constructed by a U.S. shipyard under the Jones Act, there are approximately 20 private U.S. shipyards that can accommodate the construction of vessels up to 400 feet in length, ten of which the  Company  believes  are direct
   competitors   for  commercial  contracts.   Because  of  the  current
   overcapacity  at   U.S.   shipyards,  the  current  small  volume  of
   commercial work available, and the fact that most contracts are awarded on the basis of competitive bidding, price competition is
   particularly intense.   With  respect to the international commercial
   shipbuilding market, Avondale competes with numerous yards in several countries, many of which are heavily subsidized by their governments.
   See "- Overview -- Reemergence of Commercial Shipbuilding."

      Substantially all military and commercial contracts awarded to U.S. shipyards are competitively bid. The Company has been successful recently in securing competitively-bid contracts in large part because the Company submitted the most cost-effective bids for the available contracts. The Company believes that it will continue to be  competitive  in  bidding  for  selected U.S. Navy and  commercial
   shipbuilding contracts in the future.   However,  no assurance can be
   given that the Company will be the successful bidder on any future contracts or that, if successful, it will realize profits on such contracts.

   Marketing

      The Company's marketing effort is decentralized and conducted separately by each division. Generally, the Company and its competitors are all aware of the shipbuilding, repair and conversion plans of the U.S. Navy and most prospective commercial customers, and are invited to bid on all major projects.

      The Company's boatbuilding and repair operations are marketed by the sales and business development personnel of the appropriate divisions primarily through direct, personal sales calls. The services of the Steel Sales operation are marketed through industry advertising, personal sales calls and prior business relationships.

   Materials and Supplies

      The principal materials used by Avondale in its shipbuilding, conversion and repair business are standard steel shapes, steel plate and paint. Other materials used in large quantities include aluminum, copper-nickel and steel pipe, electrical cable and fittings. The Company also purchases component parts such as propulsion systems, boilers, generators and other equipment. All of these materials and parts are currently available in adequate supply from domestic and foreign sources.

      In connection with its government contracts, the Company is required to procure certain materials and component parts from supply sources approved by the U.S. Government. Although certain components and sub-assemblies are manufactured by subcontractors, the Company's reliance on subcontractors has been and is expected by management to continue to be limited. The Company is not dependent upon any one supply source and believes that its supply sources are adequate to meet its future needs.

   Insurance

      The Company maintains insurance against property damage caused by fire, explosion and similar catastrophic events that may result in physical damage or destruction to the Company's premises and properties. The Company also maintains general liability insurance in amounts it deems appropriate for its business. The Company is self-insured for workers' compensation liability and employees' health insurance except for losses in excess of $1.0 million per occurrence, for which the Company maintains insurance in amounts it deems appropriate.

   Environmental and Safety Matters

      General. Avondale is subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the treatment, storage and disposal of toxic and hazardous wastes. Stringent fines and penalties may be imposed for non-compliance with these laws and regulations, and certain environmental laws impose joint and several "strict liability" for remediation of spills and releases of oil and hazardous substances rendering a person liable for environmental damage, without regard to negligence or fault on the part of such person. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company which are or were in compliance with all applicable laws at the time such acts were performed. The Company is covered under its various insurance policies for some, but not all, potential environmental liabilities.

      The Company is also subject to the federal Occupational Safety and Health Act ("OSHA") and similar state statutes. The Company has an extensive health and safety program and employs a staff of safety inspectors and industrial hygiene technicians, whose primary functions are to develop Company policies that meet or exceed the safety standards set by OSHA, train supervisors and make daily inspections of safety procedures to insure their compliance with Company policies on safety and industrial hygiene. All supervisors are required to attend safety training meetings at which the importance of full compliance with safety procedures is emphasized.

      Waste Disposal. Avondale's operations produce a limited amount of industrial waste products and certain hazardous materials. The Company's industrial waste products, which consist principally of residual petroleum, other combustibles and blasting abrasives, are shipped to third party disposal sites that are licensed to handle such materials.

   Employees

      Since September 1985, when all of its outstanding Common Stock was purchased by the ESOP from Ogden Corporation, Avondale has been owned
   principally by its current and former employees.   At December 31, 1994,
   Avondale had approximately 6,200 employees, many of whom have been employed by the Company for many years.

      None  of  Avondale's  employees  is  currently   covered   by  any
   collective  bargaining  agreement.   Although  none  of the Company's
   employees are unionized, on June 23, 1993 an election  was  conducted to determine whether certain of the New Orleans area employees desired to have union representation. A total of 3,914 workers cast votes, of which approximately 850 votes were challenged by the [NLRB and]  union  organizers on a variety of grounds.  Although the  union did receive a majority of the unchallenged ballots, challenged ballots (which remain under seal) in numbers sufficient to determine the outcome  of  the  election  remain  uncounted awaiting the NLRB's
   decision.   The Company has filed objections  with  the  NLRB  seeking to  have  the election  set  aside.  The NLRB is currently reviewing the challenged votes and evaluating the Company's objections to the election. The hearing officer assigned to the case has recommended to the NLRB that certain of the disputed votes be counted and that the Company's objections be rejected. If the NLRB upholds the election and certifies the union, and that decision is not overturned by subsequent judicial proceedings, the Company would be required under the federal labor laws to bargain in good faith with the union on matters such as
   wages, hours and other  working  conditions.   Even  though Avondale
   will   only   agree  to  bargaining  demands  that  can  be economically justified, union certification may result in an increased risk that the union will engage inpotentially disruptive activities such as strikes or picketing, or that the Company may incur higher labor costs and operating costs.

      The union has also filed numerous unfair labor practice charges with the NLRB alleging that Avondale has committed a variety of violations of the National Labor Relations Act principally involving claims that employees were wrongfully disciplined or discharged. Although the Company disputes these claims and is waging a vigorous defense, if there is a finding against the Company, depending on the facts of each case, the employee would be entitled to back pay from the time of their claim until the resolution of the case. However, even if there is a finding in favor of some of the claimants with respect to one or more of the unfair labor practice claims, management believes that any judgment would not have a material impact on Avondale's financial condition, results of operations or cash flows.


                                 MANAGEMENT

      Set forth below is certain information regarding the executive officers and directors of Avondale.


              Name               Age                   Position
_______________________         ____   ______________________________________
Albert L. Bossier, Jr.           63    Chairman of the Board, Chief Executive
                                       Officer and President
Thomas M. Kitchen                48    Vice President, Chief Financial Officer
                                       and Secretary and a director

Kenneth B. Dupont                57    Vice President and a director

Vice Admiral Francis R.          61    Director
  Donovan (Retired USN)

William A. Harmeyer              75    Director

Anthony J. Correro, III          54    Director

Hugh A. Thompson                 60    Director


      Albert L. Bossier has been a director of the Company since 1985 and Chairman of the Board, President and Chief Executive Officer of the Company since March 1987. From September 1985 until his appointment as President and CEO, Mr. Bossier was Executive Vice President of the Company and President of its Shipyards Division, and from 1978 until September 1985, he was President of Avondale Shipyards, Inc. when it was a wholly-owned subsidiary of Ogden Corporation.

      Thomas M. Kitchen has been the Vice President, Chief Financial Officer, Secretary and a director of the Company since March 1987. From September 1985 until March 1987, he was Vice President and Chief Financial Officer of the Shipyards Division of the Company, and from 1979 until September 1985, he was Controller of Avondale Shipyards, Inc. when it was a wholly-owned subsidiary of Ogden Corporation.

      Kenneth B. Dupont has been a director and Vice President of the Company since March 1987.

      Vice Admiral Francis R. Donovan, Retired USN, who has been a director of the Company since August 1994, was in active duty with the  U.S. Navy, most recently as Commander  Military  Sealift Command
   until August  31,  1992.   Since September 1992, he has served as a
   consultant to various companies on maritime issues, and since November 1994 he has also served as Strategic Mobility Coordinator, PRC Inc.

      William A. Harmeyer has been a director of the Company since 1993. Mr. Harmeyer retired from the Company in 1986. From 1978 until his retirement, Mr. Harmeyer served as Shipyard Division, Group Vice President - Production.

      Anthony J. Correro, III has been a director of the Company since 1988. For more than five years prior to June 1994, Mr. Correro was a partner in the law firm of Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P. Since June 1994 he has been a partner in the law firm of Correro, Fishman & Casteix, L.L.P.

      Hugh A. Thompson, who has been a director of Avondale since 1988, is a Professor at Tulane University's School of Engineering. From 1976 to 1991 Mr. Thompson was the Dean of the School of Engineering, Tulane University.


                            SELLING SHAREHOLDER

      All of the 3,000,000 shares of Common Stock offered hereby are being sold by the ESOP. At December 1, 1995, the ESOP owned 6,847,494 shares of Common Stock, or 47.3% of the outstanding Common Stock, and after completion of the Offering the ESOP will own 3,847,494 shares of Common Stock, or 26.6% of the outstanding Common Stock (3,397,494 shares, or 23.5%, if the Underwriters' over-
   allotment option is  exercised  in  full).   The  ESOP  Trustees  are
   Blanche S. Barlotta, R. Dean Church and Rodney J. Duhon, Jr., all three of whom are officers of the Company with one on medical leave.

      The ESOP will bear the expenses of the registration of the shares of Common Stock offered hereby, other than Avondale's legal and accounting fees and related costs. The expenses to be paid by the Company for the registration of the shares of Common Stock offered hereby are estimated at $_________. The expenses to be paid by the ESOP are estimated at $_________.


                        DESCRIPTION OF CAPITAL STOCK

   General

      The Company is authorized to issue 30,000,000 shares of Common Stock, $1.00 par value, and 5,000,000 shares of Preferred Stock, $1.00 par value. As of December 1, 1995, the Company had 14,464,175 shares of Common Stock issued and outstanding, not including 240,971 shares covered by options that are currently exercisable or will be exercisable within 60 days. No shares of Preferred Stock are outstanding, but 200,000 shares of Preferred Stock have been designated Participating Preferred Stock under the Stockholder
   Protection Rights Agreement (the "Rights Agreement"), which is described further below. Generally, all holders of Common Stock are entitled to one vote for each share of Common Stock held of record on all matters on which shareholders are entitled to vote. Subject to any dividend or liquidation preferences that may be accorded to the holders of any shares of Preferred Stock that may be issued in the future, holders of Common Stock are entitled to dividends at such times and in such amounts as the Board of Directors shall determine. Holders of shares of Common Stock have no preemptive, subscription, cumulative voting, conversion or redemption rights, and the Common Stock is not subject to mandatory redemption by the Company.

   Certain Provisions of the Articles of Incorporation and By-laws

      Certain provisions of the Articles and By-laws and certain Louisiana statutes, which are described below, may have the effect, either alone, in combination with each other and the Rights Agreements, or with the existence of authorized but unissued capital stock, of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

      Classified Board of Directors. The Articles and By-laws divide the members of the Board of Directors who are elected by the holders of the Common Stock into three classes serving three-year staggered terms.

      Advance Notice of Intention to Nominate a Director. The Articles and By-laws permit a shareholder to nominate a person for election as a director only if written notice of such shareholder's intent to make the nomination, including such information regarding the nominee as would be required to be included in the Company's proxy statement, has been given to the Secretary of the Company, generally no less than 45 days or more than 90 days prior to the meeting. Any shareholder nomination that fails to comply with these requirements may be disqualified.

      Supermajority and Fair Price Provisions. The Company's Articles contain certain provisions designed to provide safeguards for shareholders when a Related Person (as defined below) attempts to effect a Business Combination (as defined below) with the Company. In general, a Business Combination between the Company and a Related Person must be approved by the Board of Directors prior to the time the Related Person became a Related Person unless certain minimum price and procedural requirements are satisfied. Furthermore, a Business Combination must be approved by the affirmative vote of 80% of the total voting power excluding the voting power of all voting securities beneficially owned by the acquiring entity, at a shareholders' meeting called for that purpose. The Business Combination also must be approved by the vote of the holders of any class or series of the Company's stock otherwise required by law or the Articles. These provisions may be amended only by the affirmative vote of 80% of the total voting power excluding the voting power of all voting securities beneficially owned by any Related Person.

      For purposes of these provisions, a "Related Person" is defined as any person or entity, or any group of persons or entities acting in concert, that is the beneficial owner, directly or indirectly, of 10% or more of the total voting power of the Company, other than the Company, any wholly-owned subsidiary of the Company, any employee stock ownership or other employee benefit plan of the foregoing, or any trustee of, or fiduciary with respect to, any such plan when acting in such capacity. The term "Business Combination" is generally defined to include, among other transactions, any merger, consolidation, sale of all or substantially all of the assets of the Company, reclassification, recapitalization, liquidation plan or similar transaction, all as defined further in the Company's Articles.

      Shareholders' Right to Call Special Meeting. The Articles and By-laws provide that a special shareholders' meeting may be called by a shareholder or group of shareholders holding in the aggregate at least 80% of the Company's total voting power.

      Removal of Directors; Filling Vacancies on Board of Directors. The Articles and By-laws provide that any director elected by holders of the Common Stock may be removed, only for cause (as defined by the Articles and Bylaws) by a vote of not less than 80% of the total voting power at any meeting of shareholders called for such purpose. Subject to certain limitations, the Articles and By-laws also provide that any vacancies on the Board of Directors (including any resulting from an increase in the authorized number of directors) may be filled by the affirmative vote of at least two-thirds of the entire Board, provided that the shareholders have the right, at any special meeting called for that purpose prior to such action by the Board, to fill the vacancy.

      Adoption and Amendment of By-laws. The Articles and By-laws provide, subject to certain limitations, that By-laws may be adopted only by a majority of the entire Board of Directors. Generally, By-laws may be amended or repealed only by (i) a majority of the entire Board of Directors (except any amendment to or repeal of a by-law concerning the removal of a director, which requires an affirmative vote of at least three quarters of the entire Board of Directors) or
   (ii) the affirmative vote of the holders of at least 80% of the total voting power at any shareholders' meeting the notice of which states that the amendment or repeal is to be considered at the meeting.

      Special Shareholder Voting Requirements. Under certain conditions relating to the presence of a Related Person, an amendment to the Articles must be approved by the affirmative vote of at least 80% of the total voting power. When there is no Related Person, an amendment generally must be approved by the affirmative vote of a majority of the voting power present at a shareholders' meeting, unless otherwise specifically provided in the Articles.

      Consideration of Tender Offers and Other Extraordinary Transactions. As permitted by Louisiana law, the Articles expressly authorize the Board of Directors, when considering a tender offer, exchange offer, merger or consolidation, to consider, among other factors, the social and economic effects of the proposal on the Company and its employees, customers, creditors and the communities in which it does business.

      Limitation of Liability and Indemnification. The Articles provide that to the fullest extent permitted by Louisiana law, no director or officer of the Company will be liable to the Company or to its shareholders for monetary damages for breach of his or her fiduciary duty as a director or officer. These provisions of the Articles may only be amended by the affirmative vote of at least 80% of the total voting power and any amendment or repeal may not adversely affect any limitation of liability of a director or officer with respect to action or inaction occurring prior to the amendment or repeal. The Company's By-laws provide that the Company will indemnify to the full extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director, officer or employee of the Company or served at the request of the Company as a director, officer or employee of any other enterprise.

      Louisiana Control Share Acquisition Statute. The Louisiana Control Share Acquisition Statute provides that any shares acquired by a person or group (an "Acquiror") in an acquisition that causes such person or group to have the power to direct the exercise of voting power in the election of directors in excess of 20%, 33 1/3% or 50% thresholds will have only such voting power as shall be accorded by (i) the holders of a majority of all shares other than "interested shares," as defined below, and (ii) a majority of the total voting power. "Interested shares" include all shares as to which the Acquiror, any officer of the Company and any director of the Company who is also an employee of the Company may exercise or direct the exercise of voting power. The statute permits the articles of incorporation or by-laws of a company to exclude from the statute's application acquisitions occurring after the adoption of the exclusion. As of December 1, 1995, the Company's Articles and By-laws did not contain such an exclusion.

      Louisiana Fair Price Protection Statute. The Articles provide that the Company claims the benefits of the Louisiana Fair Price Protection Statute, provided that the statute will not apply to any business combination, as defined in such statute, involving the Company's ESOP.
      The Louisiana Fair Price Protection Statute requires that any "business combination" (defined to include a merger, consolidation, share exchange, certain asset distributions and certain issuances of securities) with a shareholder who is the beneficial owner of 10% or more of the voting power of the outstanding voting stock of the Company (an "interested shareholder"), or an affiliate of an interested shareholder, be recommended by the Board of Directors. Additionally, the business combination must be approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by outstanding shares of voting stock of the Company voting together as a single voting group, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the interested shareholder who is, or whose affiliate is, a party to the business combination or an affiliate or associate of the interested shareholder, voting together as a single group. These votes are not required if certain minimum price, form of consideration and procedural requirements are satisfied by the interested shareholder, or if the Board approves the business combination before the interested shareholder becomes such.

      Louisiana Employee Benefit Plan Protection Statute. Sections 130 through 130.2 of the LBCL may have the effect of deterring a takeover of a Louisiana corporation with a large pension plan such as the Company's ESOP. While the statute has not been interpreted by a court, it may impose liability on any person responsible for losses suffered by an employee benefit fund as a result of transactions occurring during a two-year period following a change in the majority voting ownership of a Louisiana corporation.

   Shareholder Rights Plan

      In September, 1994, the Board of Directors of Avondale declared a distribution of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock held of record at the close of business on October 10, 1994 (the "Record Time"), or issued thereafter, subject to the terms of the Rights Agreement. Each Right currently entitles the registered holder to purchase from the Avondale one one-hundredth of a share of Participating Preferred Stock, $1.00 par value ("Participating Preferred Stock"), for $32.00 (the "Exercise Price"), subject to adjustment. The Rights are represented by the Common Stock certificates and are exercisable only after an entity acquires 15% or more of the outstanding Common Stock or commences a tender offer that will result in the entity owning 15% or more of the Common Stock. After an entity acquires 15% or more of the outstanding Common Stock, each right would then entitle the holder (other than the acquiring entity) to purchase, at the exercise price, the number of shares of Common Stock or other securities of Avondale (or, in certain situations, the acquiring entity) having a market value of twice the right's exercise price. The Rights will expire on October 10, 2004 (the "Expiration Time") unless earlier redeemed by Avondale, as described below. Until a Right is exercised, the holder, as such, will have no rights as a shareholder of Avondale, including without limitation, the right to vote or to receive dividends.

      The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a price of $.01 per Right (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

      The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the Common Stock unless the Rights are first redeemed by the Board of Directors of the Company. The Rights are intended to encourage any person desiring to acquire a controlling interest in the Company to do so through a transaction negotiated with the Company's Board of Directors rather than through a hostile takeover attempt. The Rights are intended to assure that any acquisition of control of the Company will be subject to review by the Board to take into account, among other things, the interests of all the Company's shareholders.

   Limitation on Foreign Ownership of Common Stock

      Certain federal statutes dictate that contractors undertaking work for the U.S. military maintain a certain percentage of U.S. citizen ownership. The Company believes that it is currently in compliance with such statutes but has not to date adopted charter provisions or other corporate governance measures that have been adopted by other public companies having similar foreign ownership restrictions that are intended to assure that such thresholds are not exceeded. Following completion of the offering, a lower percentage of the
   Company's common stock will be held by the ESOP, increasing the possibility that the percentage of foreign ownership could exceed federal statutory limitations. The Company may in the future consider proposing to its shareholders amendments to the Company's Articles to impose restrictions on foreign ownership as well as granting the Company certain rights to institute remedial action in the event the foreign ownership limit is exceeded.

                                UNDERWRITING

      Subject to the terms and conditions set forth in the Underwriting Agreement, the Selling Shareholder has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters for whom Salomon Brothers Inc and Johnson Rice & Company L.L.C. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Selling Shareholder, the number of shares of Common Stock set forth opposite its name below:

                                                                    Number of
      Underwriters                                                   Shares
      ------------                                                 ----------
      Salomon Brothers Inc  .................................
      Johnson Rice & Company L.L.C. .........................
                                                                  ___________
      Total .................................................      3,000,000


      In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all 3,000,000 shares of Common Stock offered hereby if any such shares of Common Stock are purchased. In the event of a default of any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriter may be increased or the Underwriting Agreement may be terminated. The Selling Shareholder has been advised by the Representatives that the several Underwriters propose initially to offer such shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a
   concession not in excess of $        per share.  The Underwriters may
   allow, and such dealers may reallow,  a  concession  not in excess of
   $       per share to other dealers.  After the initial  offering, the public offering price and such concessions may be changed.

      The Selling Shareholder has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option to cover over-allotments in the sale of the shares of Common Stock that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.

      Upon completion of the Offering, the ESOP will be the recordholder of 3,847,494 shares or 26.6% of the Company's outstanding Common Stock (3,397,494 shares, or 23.5%, if the Underwriters' over-
   allotment is exercised in full).   Although  the  ESOP is required by
   federal law to remain "primarily invested" in Avondale securities, or face dissolution, the shares of Common Stock that will continue to be held by the ESOP may be eligible for resale under Rule 144 or otherwise. The Company and the Selling Shareholder have agreed not to offer, sell or contract to sell, or otherwise dispose of, or announce the offering of, any shares of Common Stock, or any securities convertible into, or exchangeable for, shares of Common Stock, except the shares of Common Stock offered hereby, for a period of 120 days, in the case of the Selling Shareholder, and 120 days, in the case of the Company, from the date of this Prospectus, without the written consent of Salomon Brothers Inc; provided, however, that the Company may issue and sell Common Stock pursuant to its existing benefit plans or existing stock option (including restricted stock) plans, the conversion of existing securities, or pursuant to the Company's Rights Agreement and that the ESOP may sell shares if the ESOP committee in good faith determines that its fiduciary duties require it to sell such shares.

      The Underwriting Agreement provides that the Company and the Selling Shareholder will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

      In connection with the Offering certain Underwriters and selling group members who are qualifying registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, during the two business day period before commencement of offers or sales of the Common Stock offered hereby. Passive market making transactions must comply with certain volume and price limitations and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security, and if all independent bids are lowered below the passive market maker's bid, then such bid must be lowered when certain purchase limits are exceeded.

                               LEGAL MATTERS

      Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana, will render an opinion that under the Louisiana Business Corporation Law the shares of Common Stock offered hereby have been duly authorized and validly issued and are fully paid and nonassessable.

      Vinson & Elkins L.L.P., Houston, Texas, will pass upon certain legal matters for the Underwriters and Sonnenschein Nath & Rosenthal,
   New  York,  New York,  will  pass  upon   certain   legal  matters  for
   the  Selling Shareholder.

                                  EXPERTS

      The consolidated financial statements of Avondale Industries, Inc. and subsidiaries as of December 31, 1993 and 1994 and for each of the three years in the period ended December 31, 1994 included and incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included and incorporated by reference herein, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      With respect to the unaudited interim financial information for the periods ended March 31, 1994 and 1995, June 30, 1994 and 1995 and September 30, 1994 and 1995, which is incorporated herein by reference, Deloitte & Touche LLP, have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995, and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP, are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                           AVAILABLE INFORMATION

      The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), pertaining to the Common Stock covered by this Prospectus. This Prospectus omits certain information and exhibits included in the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the principal office of the Commission in Washington, D.C.

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the Nasdaq National Market (Symbol: AVDL). Reports, proxy statements and other information concerning the Company can be inspected at the offices of the Nasdaq National Market at 1735 K Street, N.W., Washington, DC 20006.

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are by this reference incorporated in and made a part of this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (File No. 0-16572); (ii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1995, June 30, 1995 and September 30, 1995; and (iii) the description of the Company's capital stock and associated Rights set forth in its amendments to its Registration Statement under the Exchange Act on Form 8-A/A filed with the Commission on December 21, 1995 and September 30, 1994, respectively.

      All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference herein and to be part of this Prospectus from their respective dates of filing. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other document subsequently filed which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon a written or oral request, a copy of any or all of the documents that are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Avondale Industries, Inc., Attention: Secretary, 5100 River Road, Avondale, Louisiana 70094 (Telephone: (504) 436-2121).

                    GLOSSARY OF SELECTED INDUSTRY TERMS


   ADC(X) A class of auxiliary vessels designed to deliver a steady stream of fuel, ammunition and stores to the U.S. Navy fleet. It is currently envisioned that these vessels will have "Refuel at Sea" capabilities similar to the TAOs currently under construction at Avondale.

   AO An auxiliary oil tanker constructed for the U.S. Navy and crewed by U.S. Navy personnel.

   AOJ An AO which has been "jumboized" i.e., lengthened by the Company by inserting a 108 foot midbody.

Icebreaker  WAGB-20 Polar  Icebreaker,  which  has  been ordered by the
            U.S. Coast Guard for its polar operations.

Jones Act  Merchant Marine Act of 1920, as amended.

   LASH Standing for "lighter aboard ship", a LASH vessel is a vessel which carries its cargo in pre-loaded barges (lighters). The Company constructed 21 such vessels in the late 1960s and early 1970s for five commercial customers.

   LCAC    Standing for a "landing craft  air  cushion," a LCAC is
           a surface effect vessel that was constructed   at  the
           Company's  Gulfport facility. Avondale has built 15 LCACs.

   LPD-17 LPD-17 is the next class of amphibious assault ship proposed by the U.S. Navy.

   LSD     A  landing  ship  dock  designed  to   carry   troops,
           materials and up to four LCACs.

   LSD-CV Same as LSD, except the "cargo variant" design carries more cargo and only 2 LCACs.

  MARAD    United   States   Maritime   Administration,  Department  of
            Commerce.

   MHC     MHC-51 class fiberglass coastal minehunter.

   REAs Requests for Equitable Adjustments submitted by a government contractor to the U.S. government, as explained further under the heading "Risk Factors."

   SC-21   Standing for "Surface Combatant 21st Century," the SC-
           21 class vessel that is the next generation of surface combatant to be built for the U.S. Navy. As currently conceived, this vessel would most closely resemble the Aegis class destroyer.

   Sealift As used herein, TAKR 300 Class Sealift vessels are transport vessels built for the U.S. Navy.

   TAGS-45 An oceanographic research vessel constructed by Avondale and delivered to the U.S. Navy in May 1993.

   T-AO Same as an "AO" but operated by the military sealift command and crewed by a civilian crew.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page

Independent Auditors' Report                                               F-2

Consolidated Balance Sheets as of December 31, 1993
   and 1994 and September 30, 1995 (unaudited)                             F-3

Consolidated Statements of Operations for the years
   ended December 31, 1992, 1993 and 1994 and the nine
   months ended September 30, 1994 (unaudited) and
   1995 (unaudited)                                                        F-4

Consolidated Statements of Shareholders' Equity for the
   years ended December 31, 1992, 1993 and 1994 and the
   nine months ended September 30, 1995 (unaudited)                        F-5

Consolidated Statements of Cash Flows for the years ended
   December 31, 1992, 1993 and 1994 and the nine months ended
   September 30, 1994 (unaudited) and 1995 (unaudited)                     F-6

Notes to Consolidated Financial Statements                                 F-7

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Avondale Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Avondale Industries, Inc. and subsidiaries as of December 31, 1993 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Avondale Industries, Inc. and subsidiaries at December 31, 1993 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.


\s\ Deloitte & Touche LLP
-------------------------
DELOITTE & TOUCHE LLP

New Orleans, Louisiana
February 24, 1995

                              AVONDALE INDUSTRIES, INC. AND SUBSIDIARIES
                                     CONSOLIDATED BALANCE SHEETS
                                       (dollars in thousands)

                                                    December 31,      September
                                                   1993      1994     30, 1995
                                                  ------    ------   -----------
                                                                    (unaudited)
ASSETS (Notes 5 and 6)
------
Current Assets:
Cash and cash equivalents                     $  3,195    $ 15,414    $ 32,976
Restricted short-term investments
  (Note 6)                                                   1,811       1,743
Receivables (Note 3)                           130,052      84,510      94,878
Inventories (Note 4)                            13,609      16,109      16,285
Prepaid expenses and other current
  assets (Note 9)                                4,741      10,092       5,055
                                              --------    --------    --------
Total current assets                           151,597     127,936     150,937
                                              --------    --------    --------

Property, Plant and Equipment:
Land                                             9,324       9,324      9,162
Buildings and improvements                      46,162      47,979     65,623
Machinery and equipment                        173,456     174,694    174,739
                                              --------    --------   --------
Total                                          228,942     231,997    249,524
Less accumulated depreciation                 (103,400)   (112,836)  (119,577)
                                              --------    --------   --------
Property, plant and equipment - net            125,542     119,161    129,947
                                              --------    --------   --------
Goodwill - net                                  17,892      15,431      8,778
Deferred tax assets (Note 9)                                 7,000     21,844
Funds held for construction (Note 6)                                    1,942
Other assets                                     7,108       3,975      4,231
                                              --------     -------   --------
TOTAL ASSETS                                  $302,139    $273,503   $317,679
                                              ========    ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current Liabilities:
Notes payable to banks (Note 5)               $ 38,303
Current maturities of long-term
  debt (Note 6)                                  6,568       5,866      5,062
Accounts payable                                56,797      60,917     66,120
Accrued employee compensation                   12,352      12,948     12,709
Other                                           13,012      13,369     15,738
                                              --------    --------   --------
Total current liabilities                      127,032      93,100     99,629

Notes payable to banks (Note 5)                    107
Long-term debt (Note 6)                         43,741      45,875     60,593
Other liabilities and deferred credits          16,904      11,650     10,988
                                              --------    --------   --------
Total liabilities                              187,784     150,625    171,210
                                              --------    --------   --------

Commitments and Contingencies (Notes 6, 8 and 12)

SHAREHOLDERS' EQUITY (Note 11):
--------------------
Common stock, $1.00 par value; authorized
  - 30,000,000 shares; issued - 15,927,191
  shares in 1993, 1994 and 1995                 15,927      15,927     15,927
Additional paid-in capital                     373,911     373,911    373,911
Accumulated deficit                           (263,627)   (255,104)  (231,513)
                                              --------    --------   --------
Total                                          126,211     134,734    158,325
Treasury stock (1,463,016 shares in 1993,
  1994 and 1995) at cost                       (11,856)    (11,856)   (11,856)
                                              --------    --------   --------
Total shareholders' equity                     114,355     122,878    146,469
                                              --------    --------   --------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                        $302,139    $273,503   $317,679
                                              ========    ========   ========

See Notes to Consolidated Financial Statements.

                   AVONDALE INDUSTRIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (in thousands, except per-share data)

                                                                                      Nine Months Ended
                                                        Years ended December 31,        September 30,
                                                      ----------------------------  ---------------------
                                                                                         (unaudited)
                                                        1992      1993      1994        1994      1995
                                                        ----      ----      ----        ----      ----

Continuing operations:
Net sales (Note 3)                                    $576,384  $456,724  $475,810    $345,253  $435,148
Cost of sales                                          538,588   423,544   428,325     309,521   393,131
                                                      --------  --------  --------    --------  --------
Gross profit                                            37,796    33,180    47,485      35,732    42,017
Selling, general and administrative expenses            30,515    29,780    30,536      22,376    23,219
                                                      --------  --------  --------    --------  --------
Income from operations                                   7,281     3,400    16,949      13,356    18,798
Interest expense                                       (10,695)   (8,769)   (4,385)     (3,240)   (3,676)
Other - net                                                234       136       811         595     1,469
                                                      --------  --------  --------    --------  --------
Income (Loss) from continuing operations
  before ESOP contribution and income taxes             (3,180)   (5,233)   13,375      10,711    16,591
Net ESOP contribution (Note 10)                          8,141       ---       ---         ---       ---
                                                      --------  --------  --------    --------  --------
Income (Loss) from continuing operations
  before income taxes                                  (11,321)   (5,233)   13,375      10,711    16,591
Income taxes (Note 9)                                                          300         ---     7,000
                                                      --------  --------  --------    --------  --------
Income (Loss) from continuing operations               (11,321)   (5,233)   13,075      10,711    23,591
                                                      --------  --------  --------    --------  --------

Discontinued operations (Note 7):
Income (Loss) from discontinued operations                 104    (3,561)   (1,909)     (4,552)      ---
Disposal costs                                                              (2,643)        ---       ---
                                                      --------  --------  --------    --------  --------
Income (Loss) from discontinued operations                 104    (3,561)   (4,552)     (4,552)      ---
                                                      --------  --------  --------    --------  --------
NET INCOME (LOSS)                                     $(11,217) $ (8,794) $  8,523    $  6,159  $ 23,591
                                                      ========  ========  ========    ========  ========

Income (Loss) per share of common stock
  (Note 11):
Continuing operations                                 $  (0.78) $  (0.36) $   0.90    $   0.74  $   1.63
Discontinued operations                                    ---     (0.25)    (0.31)      (0.31)      ---
                                                      --------  --------  --------    --------  --------
INCOME (LOSS) PER SHARE OF
  COMMON STOCK                                        $  (0.78) $  (0.61) $   0.59    $   0.43  $   1.63
                                                      ========  ========  ========    ========  ========
Weighted average number of shares
  outstanding                                           14,462    14,464    14,481      14,476    14,464
                                                      ========  ========  ========    ========  ========

See Notes to Consolidated Financial Statements.

                      AVONDALE INDUSTRIES, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (in thousands)

                                      Additional                      Note                   Total
                                   Common   Paid-In   Accumulated  Receivable  Treasury  Shareholders'
                                   Stock    Capital     Deficit     From ESOP    Stock       Equity
                                  ____________________________________________________________________
BALANCE, DECEMBER 31, 1991        $15,906  $373,849   $(243,616)    $ (8,141)  $(11,856)    $126,142
Net (loss)                                              (11,217)                             (11,217)
Repayment from ESOP                                                    8,141                   8,141
Other                                  21        62                                               83
                                  -------------------------------------------------------------------
BALANCE, DECEMBER 31, 1992         15,927   373,911    (254,833)                (11,856)     123,149
Net (loss)                                               (8,794)                              (8,794)
                                  -------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993         15,927   373,911    (263,627)                (11,856)     114,355
Net income                                                8,523                                8,523
                                  -------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994         15,927   373,911    (255,104)         ---    (11,856)     122,878
Unaudited Period:
  Net income                                             23,591                               23,591
                                  -------------------------------------------------------------------
  Balance September 30, 1995      $15,927  $373,911   $(231,513)     $   ---   $(11,856)   $ 146,469
                                  ===================================================================

See Notes to Consolidated Financial Statements.

                   AVONDALE INDUSTRIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                       Nine Months Ended
                                                        Years ended December 31,         September 30,
                                                      ___________________________     ___________________
                                                                                          (unaudited)
                                                        1992       1993     1994        1994      1995
                                                        ----       ----     ----        ----      ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                     $(11,217) $ (8,794) $  8,523    $   6,159  $ 23,591
Adjustments to reconcile net income (loss) to net
  cash provided by (used for) operating activities:
   Depreciation and amortization                        12,318    11,810    11,552        8,734     7,207
   Deferred income tax benefit                             ---       ---       ---          ---      (700)
   Gain on sale of assets                                  ---       ---       ---          ---      (813)
   Change in operating assets and liabilities,
     net of dispositions:
      Receivables                                       22,256    16,634    45,542       59,322   (11,368)
      Inventories                                        2,701       189    (2,500)      (1,423)   (7,001)
      Prepaid expenses and other current assets         (2,213)      653    (1,251)        (747)    3,237
      Accounts payable                                 (27,756)   (4,476)    4,120       (6,430)    5,203
      Accrued employee compensation                     (2,568)     (248)      596        1,942      (239)
      Other - net                                        3,586     1,098     2,546        2,594     3,548
                                                      --------  --------  --------    ---------  --------
Net cash provided by (used for) operating
  activities                                            (2,893)   16,866    69,128       70,151    22,666
                                                      --------  --------  --------    ---------  --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                    (2,221)   (2,863)   (5,120)      (2,287)  (18,392)
Purchase of investments - net                              ---       ---       ---       (1,498)   (1,874)
Proceeds from sale of assets                                       9,467                    ---     3,248
Repayment of note receivable                             2,250                              ---       ---
Purchase of restricted short-term
  investments - net                                                         (1,811)         ---       ---
Payment to former corporate parent (Note 12)                                (5,000)      (5,000)      ---
                                                      --------  --------  --------    ---------  --------
Net cash provided by (used for) investing
  activities                                                29     6,604   (11,931)      (8,785)  (17,018)
                                                      --------  --------  --------    ---------  --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of long-term borrowings                        (12,001)  (27,888)  (81,228)     (81,228)   (5,866)
Proceeds from issuance of long-term borrowings           6,728              36,250       36,250    17,780
Repayment of ESOP note receivable                        8,141                              ---       ---
                                                      --------  --------  --------    ---------  --------
Net cash provided by (used for) financing
  activities                                             2,868   (27,888)  (44,978)     (44,978)   11,914
                                                      --------  --------  --------    ---------  --------

NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                4    (4,418)   12,219       16,388    17,562
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                                    7,609     7,613     3,195        3,195    15,414
                                                      --------  --------  --------    ---------  --------
CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                                       $  7,613  $  3,195  $ 15,414    $  19,583  $ 32,976
                                                      ========  ========  ========    =========  ========

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid                                         $ 10,481  $  8,659  $  4,537    $   2,810  $  3,532
                                                      ========  ========  ========    =========  ========
Note issued in litigation settlement                       ---       ---       ---          ---  $  2,000
                                                                                                 ========
Note issued to corporate parent                            ---       ---       ---    $   8,000       ---
                                                                                      =========

See Notes to Consolidated Financial Statements.

                     AVONDALE INDUSTRIES, INC. AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies
______________________________________________

  Principles of Consolidation

  The consolidated financial statements include the accounts of Avondale Industries, Inc. and its wholly-owned subsidiaries ("Avondale" or the "Company") which are primarily engaged in marine construction and repair. All significant intercompany transactions have been eliminated.

  Unaudited Interim Financial Statements

  The accompanying unaudited consolidated financial statements at September 30, 1995 and for the nine months ended September 30, 1994 and 1995 have been prepared in accordance with generally accepted accounting principles for interim financial information and Rule 10-01 of Regulation S-X. In the opinion of the management of the Company, all adjustments (such adjustments consisting only of a normal recurring nature) necessary for a fair presentation of the operating results for the interim periods presented have been included in the interim financial statements. Results of operations for the interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the year as a whole.

  Revenue Recognition

  Profits on long-term contracts are recorded on the basis of the Company's estimates of the percentage of completion of individual contracts, commencing when progress reaches a point where contract performance is sufficient to estimate final results with reasonable accuracy. Estimates of the percentage of completion are based on direct labor charges. Revisions in cost and profit estimates during the course of the work are reflected in the accounting period in which the facts requiring the revisions become known. Amounts in excess of agreed upon contract price for customer caused delays, disruptions, unapproved change orders or other causes of additional contract costs are recognized in contract value if it is probable that the claim for such amounts will result in additional revenue and the amount can be reasonably estimated (see Note 3). Provisions for estimated losses, if any, on uncompleted contracts are made in the period in which such losses are determined.


  Statements of Cash Flows

  For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

  Fair Value Disclosures

  Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"), requires the disclosure of the fair value of all significant financial instruments. The estimated fair value amounts have been developed by the Company based on available market information and appropriate valuation methodologies. However, considerable judgment is required in developing the estimates of fair value. Therefore, such estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. After such analysis, management believes that the carrying value of the Company's significant financial instruments approximates fair value.

  Inventories

  Inventories are recorded  principally at the lower of cost
  (average or first-in, first-out) or market.

  Property, Plant and Equipment

  Property,  plant  and  equipment   is   stated   at  cost.
  Depreciation of property, plant and equipment is computed in the financial statements on the straight-line method based on estimates of useful lives as follows:

                            Type                  Period

     Machinery and equipment                  3-20 years
     Buildings and improvements              15-40 years

  Accelerated depreciation methods are generally used for income tax purposes. Maintenance and repairs are charged directly to expense as incurred. Additions, improvements and major renewals are capitalized.

  Goodwill

  Goodwill represents the excess of the purchase price over the underlying fair value of the net assets of acquired businesses and is being amortized on a straight-line basis over its estimated useful life of twenty years. Management evaluates the continuing value and future benefits of goodwill, including the appropriateness of related amortization periods, on a current basis.

  The recoverability of goodwill is assessed by determining whether the unamortized balance can be recovered through projected cash flows and operating results over its remaining life. Any impairment of the asset is recognized when it is probable that such future undiscounted cash flows will be less than the carrying value of the asset.

  Accumulated amortization at December 31, 1993 and 1994 amounted to $72.2 million and $73.7 million, respectively.

  Income Taxes

  The Company and its subsidiaries file a consolidated Federal income tax return. Deferred income taxes are provided in the financial statements, where necessary, to account for the tax effect of temporary differences resulting from reporting revenues and expenses for income tax purposes in periods different from those used for financial reporting purposes. The temporary differences result principally from the use of different methods of accounting for depreciation, long-term contracts and certain employee benefits.

  2.  REA Settlement

  During 1992, the Company submitted Requests for Equitable Adjustments ("REAs") to the U.S. Navy with respect to certain of its significant shipbuilding contracts. In December 1993, the Company and the U.S. Navy agreed to settle these REAs for approximately $145 million. The settlement partially compensated the Company for design changes and other factors that had led to significant cost overruns on those contracts that were the subject of the REAs.

  In December 1993, the Company invoiced approximately $90 million of the settlement amount, all of which it had received by the end of April 1994. The balance is being billed over the remaining period of performance under the affected contracts. The Company's receipt of this cash enabled it to retire the outstanding balances of its revolving credit facilities and the senior notes totalling approximately $44 million at December 31, 1993 (see Notes 5 and 6).

  3.  Receivables
      _____________

  Receivables consisted of the following at December 31, 1993 and 1994 (in thousands):

                                                       1993           1994
                                                     --------       --------
Long-term contracts:
  U.S. Government:
     Amounts billed                                  $ 91,126       $ 13,754
     Unbilled costs, including retentions, and
       estimated profits on contracts in progress      16,554         48,254
                                                     --------       --------
     Total                                            107,680         62,008

  Commercial:
     Amounts billed                                     8,820          7,568
     Unbilled costs, including retentions, and
       estimated profits on contracts in progress      10,219         10,914
                                                     --------       --------
     Total from long-term contracts                   126,719         80,490
Trade and other current receivables                     3,333          4,020
                                                     --------       --------
Total                                                $130,052       $ 84,510
                                                     ========       ========

  Unbilled costs, including retentions, and estimated profits on contracts in progress were not billable to customers at the balance sheet dates under terms of the respective contracts. Of the unbilled costs and estimated profits, approximately $7.7 million is expected to be collected in 1995 with the balance to be collected in subsequent years as contract deliveries are made and warranty periods expire. Net sales to the United States Government in 1992, 1993 and 1994 account for approximately 84%, 79% and 77% of the net sales, respectively.

  Costs and estimated profits (losses) on contracts in progress at December 31, 1993 and 1994 were as follows (in thousands):


                                                       1993           1994
                                                   ------------   ------------


Costs incurred on contracts in progress            $ 1,743,347    $ 2,177,750
Estimated profits recognized                             7,530         25,634
Reserve for anticipated contract losses                (39,000)       (39,000)
                                                   -----------    -----------
Total                                                1,711,877      2,164,384
Less billings to date                               (1,698,763)    (2,108,384)
                                                   -----------    -----------
Net value of contracts in progress                 $    13,114    $    56,000
                                                   ===========    ===========

Net value of contracts in progress was comprised of the following amounts:
                                                        1993           1994
                                                      ________       ________
Unbilled costs and estimated
    profits on contracts in progress
    (included in receivables)                         $ 27,773       $ 59,168
Billings in excess of costs and estimated
    profits on contracts in progress (included
    in accounts payable)                               (13,659)        (3,168)
                                                      --------       --------
Total                                                 $ 13,114       $ 56,000
                                                      ========       ========

  The reserve for anticipated contract losses of $39.0 million included in the net value of contracts in progress at December 31, 1993 and 1994 is related to certain U.S. Navy contracts which are presently scheduled for delivery at varying dates into 1996. The reserve was established when, as a result of revised estimates based on representative experience, it was evident that losses would be incurred on these contracts.

  The Company has filed a Request for Equitable Adjustment ("Minehunter REA") with the U.S. Navy seeking substantial increases in the contract prices for four MHC-51 Class Minehunters ("MHC") currently being built by the Company. The MHC-51 Class Minehunter is a highly sophisticated vessel designed primarily to clear harbor and coastal waters of acoustic, magnetic and pressure/contact mines. It is constructed using a specially designed glass reinforced plastic ("GRP") technology that was originally developed by a foreign shipyard engaged in the construction of other MHC ships. The foreign shipyard also was required to license the necessary technology and know-how for the design and construction of the vessels to the Company. The Company believes that the additional costs addressed by the Minehunter REA resulted from defective ship specifications provided to the Company that proved impossible to perform at the original cost estimate developed by the Company. In connection with developing the Minehunter REA, the Company realized during the third quarter of 1994 that it would be necessary to increase its cost to complete estimates for the MHC vessels. Prior to the third quarter of 1994, the Company's work on the MHC program had been performed on a break-even basis following the Company's recording of a reserve for contract losses as part of the overall resolution of the Company's Request for Equitable Adjustments ("REAs") which were settled in December 1993. The Company, in consultation with outside counsel, has reviewed the Minehunter REA to determine a minimum estimate of its probable recoverable amount. The Company has received an opinion of outside counsel that such contracts provide a legal basis for the Minehunter REA and the evidence supporting the Minehunter REA is objective and verifiable. Based on the Company's review in consultation with outside counsel and supported by the view of outside counsel that they have no reason to believe that the use of $16 million and $23 million as of December 31, 1994 and June 30, 1995, respectively, in quantifying the minimum probable amount of recovery is unreasonable, management concluded in the third quarter of 1994 and the second quarter of 1995 that it was appropriate to offset the loss that it would have otherwise had to recognize with respect to the MHC program by such amounts. In addition, the effects of the cost increase have been partially offset also by certain contractual cost sharing and cost escalation provisions which obligate the U.S. Navy to bear a portion of the additional costs. To the extent that any portion of the $23 million recognized is not recovered, then losses in addition to those taken in 1993 will have to be recorded. The Minehunter REA is currently being evaluated by the U.S. Navy.

  4.  Inventories

  Inventories consisted of the following at December 31, 1993 and 1994 (in thousands):


4.  Inventories
_______________

Inventories consisted of the following at December 31, 1993 and 1994 (in thousands):

                                                    1993          1994
                                                 ---------     ---------

Goods held for sale                              $  4,604      $  7,908
Materials and supplies                              9,005         8,201
                                                 ---------     ---------
Total                                            $ 13,609      $ 16,109
                                                 =========     =========


5.  Notes Payable to Banks
__________________________

Notes payable to banks consisted of the following at December 31, 1993 (in thousands):

                                                                 1993
                                                               ________
Revolving credit agreement with various financial
  institutions                                                 $ 29,909
Revolving bank credit agreement                                   8,378
Other                                                               123
                                                               --------
Total                                                            38,410
Less current maturities                                         (38,303)
                                                               --------
Notes payable to banks, noncurrent                             $    107
                                                               ========

  The terms of both revolving credit agreements required the unpaid balances at December 31, 1993 to be due April 1, 1994 and provided for interest at fluctuating annual rates based on base rates as defined. The interest rate at December 31, 1993 was 7.5%. Both revolving credit agreements as well as the senior notes (see Note 6) were secured by substantially all of the Company's otherwise unencumbered assets and, among other things, required the Company to meet certain financial and operating covenants. As discussed in Note 2 and as required by both revolving credit agreements, cash receipts from the settlement of the REAs were used to retire the outstanding balances of these credit agreements during January 1994.

  During May 1994, the Company entered into a two-year revolving credit agreement with various financial institutions which establishes an available line of credit equal to the lesser of $35 million or a specified borrowing base. The credit facility provides the Company with the right to require the bank group to post letters of credit on the Company's behalf in support of its operations. At December 31, 1994, $23.3 million of letters of credit were outstanding under the facility.

  Borrowings under the facility bear interest at fluctuating rates. There were no borrowings under the credit facility during 1994. The credit facility is collateralized by substantially all of the Company's working capital assets and its 900-foot floating drydock and, among other things,
  (1) requires the Company to meet certain financial covenants (relating to net worth, debt coverage, interest coverage and backlog), (2) imposes limitations and restrictions related to annual capital expenditures, the incurrence of new indebtedness and the payment of dividends and (3) requires compliance with the terms and conditions of all other debt agreements.

  In the second quarter of 1995 the Company amended its revolving credit agreement. The amendment, among other things, increased the amount available under the credit agreement to $42.5 million and extended its term to May 1997. Further, the amendment permitted the issuance of the mortgage bonds and revised the level of permitted capital expenditures and certain coverage ratios to take into consideration the plant modernization project (see
  Note 6). While there have been no borrowings in 1995 under the revolving credit agreement, there are $25.1 million of letters of credit outstanding under the facility at September 30, 1995.

  6.  Long-term Debt
      ________________

  Long-term debt consisted of the following at December 31, 1993 and 1994 (in thousands):

                                                           1993        1994
                                                         _________   _________

Industrial revenue bonds                                 $  36,250   $  36,250
Mortgage bonds, interest at 9.3%, payable
  in semi-annual principal installments to 2000              5,432       4,656
Senior notes                                                 5,707
General obligation industrial bonds, interest at 7%,
  payable in annual installments to 2011                     2,920       2,835
Other long-term debt                                                     8,000
                                                         ---------   ---------
Total                                                       50,309      51,741
Less current maturities of long-term debt                   (6,568)     (5,866)
                                                         ---------   ---------
Long-term debt                                           $  43,741   $  45,875
                                                         =========   =========


  The industrial revenue bonds at December 31, 1993 represented Series 1983 bonds bearing interest at 8.25% which were due June 2001. These bonds were subject to optional redemption by bondholders effective June 1993 and were secured by a continuing guarantee of Ogden Corporation ("Ogden"), the Company's former corporate parent, and an irrevocable letter of credit. During June 1994, the Company completed the issuance of $36.25 million of Series 1994 refunding bonds ("Series 1994 bonds") resulting in the refinancing and redemption of the Series 1983 bonds. The Series 1994 bonds consist of (1) $6 million bearing interest at 8.25% and payable in annual principal installments ranging from $550,000 in 1997 to final payment of $985,000 in 2004 and (2) $30.25 million bearing interest at 8.50% and payable in annual principal installments ranging from $340,000 in 1997 to final payment of $3.8 million in 2014.

  The Series 1994 bonds are secured by certain property and equipment and a debt service reserve fund comprised of short-term investments aggregating $1.8 million at December 31, 1994. The collateral in the debt service reserve fund at September 30, 1995 consists of a $2.7 million letter of credit issued under the Company's revolving credit facility (see Note 5). Among other things, the terms and conditions of the Series 1994 bonds
  (1) require the Company to meet certain financial covenants (relating to net worth, debt and debt service coverage and liquidity), (2) impose limitations and restrictions related to the incurrence of new indebtedness and the payment of dividends, and (3) require compliance with the terms and conditions of other specified debt agreements.

  The mortgage bonds are guaranteed by the United States Government under Title XI of the Merchant Marine Act, 1936, as amended, and include various restrictive covenants including provisions relating to the maintenance of working capital, incurrence of additional indebtedness and the maintenance of a minimum net worth. Property, plant and equipment having a net book value of approximately $13.8 million at December 31, 1994 has been pledged as collateral for the mortgage bonds. In February 1995, the Company completed the refinancing of the remaining balance of these mortgage bonds (approximately $4.3 million in February 1995) which reduced the interest rate from 9.30% to 7.86%. The refinancing agreement contains various restrictive covenants similar to those discussed above. These bonds are repayable in equal semi-annual principal installments of $388,000 and mature in the year 2000.

  The senior notes, bearing interest at the annual rate of 11.29% at December 31, 1993, required principal payments of $2 million on May 1, 1994 and 1995, with the remaining unpaid balance due on May 1, 1996. The senior note agreements also required the Company to comply with certain financial and operating covenants similar to the revolving credit agreements discussed in Note 5. As discussed in Note 2 and as required by the terms of the related agreements, cash receipts from the settlement of the REAs were used to retire the outstanding balances of the senior notes during January 1994.

  Other long-term debt of $8 million at December 31, 1994 represents a two-year unsecured note issued to Ogden as part of the settlement in 1994 which terminated certain arrangements with Ogden which had existed since the Spin Off in 1985 (see Notes 10 and 12). The note bears interest at 10% per annum and is payable in $5 million and $3 million installments in 1995 and 1996, respectively.

  At December 31, 1994, annual maturities of long-term debt for each of the next five years and in total thereafter follow (in thousands):

     1995                                  $ 5,866
     1996                                    3,876
     1997                                    1,771
     1998                                    1,861
     1999                                    1,951
     Thereafter                             36,416
     Total                                 $51,741

  In February 1995 the Company completed financing of $17.8 million of its approximately $20 million plant modernization effort by issuing mortgage bonds utilizing a U.S. Government guarantee under Title XI of the Merchant Marine Act, 1936, as amended. The bonds bear interest at the rate of 8.16% and are payable in equal semi-annual principal payments of $593,000 over a 15 year period beginning March 30, 1996.

  The terms of the Title XI guarantee provide for the bond proceeds to be held in escrow and released to the Company as allowable project costs are incurred by the Company and approved by the U.S. Department of Transportation, Maritime Administration. At September 30, 1995, $14.3 million of these bond proceeds have been released to the Company. The Company estimates, based on costs incurred, that it is currently entitled to $1.6 million of the remaining escrow and, accordingly, has included this amount as a current asset in Restricted Short-term Investments. The balance of the escrow, $1.9 million at September 30, 1995, is recorded as Funds Held for Construction.

  7.  Discontinued Operations

  During the third quarter of 1994 the Company decided to discontinue operation of its service contracting subsidiary formed in 1990 to pursue large-scale service contracts with government and commercial operations. The Company concluded that managerial and financial resources could be more productively invested in the Company's core marine construction operations. The Company expects the subsidiary to complete its current contracts in the first quarter of 1995.

  The  operating   results   of   the   service  contracting
  subsidiary  for  the  current and prior-year  periods  are
  reported as discontinued  operations.   Summarized results
  of the subsidiary are as follows (in thousands):


                                                  1992       1993       1994

Net sales                                       $15,627    $14,442    $13,520
Costs and expenses                               15,523     18,003     15,429
                                                -------    -------    -------
Income (Loss) from discontinued operations          104     (3,561)    (1,909)
Loss on disposal of discontinued operations         ---        ---     (2,643)
                                                -------    -------    -------
Income (Loss) from discontinued operations      $   104    $(3,561)   $(4,552)
                                                =======    =======    =======

  8.  Leases
      _______

  The Company leases equipment and real property in the normal course of business under various operating leases, including non-cancelable and month-to-month agreements. Certain of the leases provide for renewal privileges with escalation of the lease payments based on changes in selected economic indices.

  Rental expense for operating leases was $7.3 million, $5.3
  million  and  $5.8   million   in  1992,  1993  and  1994,
  respectively.

  Minimum rental commitments under leases having an initial or remaining noncancelable term in excess of twelve months follow (in thousands):

                      1995                       $3,212
                      1996                        3,025
                      1997                        1,480
                      1998                          380
                      1999                          104
                                                ________
                      Total                      $8,201
                                                ========
9.  Income Taxes
________________

  Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The statement requires the use of the asset and liability approach for financial accounting and reporting for income taxes. Financial statements for prior years have not been restated and the cumulative effect of the accounting change was not material.

  The 1994 income tax provision of $300,000 consists of a current income tax provision of $600,000 and a deferred income tax benefit of $300,000. During 1993 and 1992 a provision for income taxes was not recorded due to the loss from operations.

  The provision for income taxes varied from the Federal statutory income tax rate due to the following (dollars in thousands):

                                           YEARS     ENDED     DECEMBER    31,
                                    ------------------------------------------------
                                          1992            1993             1994
                                     -------------    -------------    ------------

                                     Amount    %      Amount    %      Amount    %
                                     ------   ---     ------   ---     ------   ---
Taxes at Federal statutory rate     $(3,814)  (34)   $(3,078)  (35)    $3,088    35
Amortization of goodwill
   not deductible                       347     3        357     4        511     6
Net operating loss and tax credit
   carryforwards not utilized         3,579    32      2,595    30        ---   ---
Settlement of prior year
    tax examinations                                                   (3,200)  (36)
Other                                  (112)   (1)       126     1        (99)   (1)
                                    -------   ---    -------   ----    ------   ---
Total                               $   ---    ---   $   ---    ---    $  300     4


  At December 31, 1994 the Company has available for Federal income tax purposes net operating loss carryforwards and tax credit carryforwards of $136 million and $5.2 million, respectively, expiring in years 2000 through 2009. Additionally, the Company has $600,000 of minimum tax credits which may be carried forward indefinitely.

  Deferred income taxes represent the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases, and (b) operating loss and tax credit carryforwards. The tax effects of significant items comprising the Company's net deferred tax balances at December 31, 1993 and 1994 are as follows (in thousands):


                                                       1993           1994
Deferred Tax Liabilities:
Differences between book
  and tax basis of property, plant and equipment    $  30,890      $   27,018
Other                                                   2,544           1,511
                                                    ---------      ----------
Total                                                  33,434          28,529

Deferred Tax Assets:
Reserves not currently deductible                       9,515           6,020
Long-term contracts                                     2,053           5,252
Other temporary differences                             2,578           3,598
Operating loss carryforwards                           40,250          47,600
Tax credit carryforwards                                4,806           5,800
                                                    ---------      ----------
                                                       59,202          68,270
Valuation Allowance                                   (25,768)        (28,641)
                                                    ---------      ----------
  Total                                                33,434          39,629

Net deferred tax assets                             $     ---      $   11,100
                                                    =========      ==========

  At December 31, 1994, prepaid expenses and other current assets includes net deferred tax assets of $4.1 million.
  Also, at December 31, 1994 other current liabilities include $600,000 of current income taxes payable.

  During 1994, the deferred tax valuation allowance increased approximately $16.6 million due to additional acquired tax assets, primarily relating to operating loss carryforwards, which will become available to the Company as a result of the disallowance of certain income tax deductions in periods prior to the Spin Off from its former corporate parent. The deferred tax valuation allowance decreased approximately $14 million as a result of the Company's current year operating results and a re-evaluation of its expectations of the likelihood of future operating income related to its existing backlog. This decrease in the valuation allowance was recorded as a reduction in goodwill in accordance with SFAS 109, which requires that the realization of tax benefits first be attributed to any acquired tax assets. In the event that additional tax benefits are realized in future periods, the first $5 million of such benefits will also be recorded as a reduction in goodwill, rather than as a reduction of income tax expense.

  During the nine month period ended September 30, 1995, the deferred tax valuation allowance decreased by $18 million in accordance with ongoing evaluations of the Company's ability to utilize net operating loss carryforwards. The first $5 million of this decrease was recorded as a reduction in goodwill in accordance with SFAS 109. The remaining $13 million was recorded as a reduction of income tax expense in the second and third quarters of 1995 ($5 million and $8 million, respectively). The net income tax benefit of $7 million recorded for the nine month period ended September 30, 1995 includes the $13 million deferred tax benefit net of a tax provision of $6 million related to current period operating results. The recognition of any additional available tax benefit (approximately $9.5 million at September 30, 1995) will depend on future assessments of estimated taxable income.

  10.  Retirement Plans
       __________________

  During 1985, the Avondale Industries, Inc., Employee Stock Ownership Plan (the "ESOP") purchased the common stock of the Company from its former corporate parent (the "Spin-Off") for $282 million in cash, $190 million of which was borrowed from the Company (the "ESOP Loan"). The ESOP Loan, which was collateralized by common stock of the Company held by the ESOP, was paid in full during January 1992.

  ESOP

  The ESOP is a qualified, defined contribution plan designed primarily to invest in equity securities of the Company and is specifically authorized to leverage its acquisition of these securities. The ESOP is intended to cover all employees of the Company upon completion of one year of service, except certain employees who are covered by collective bargaining agreements, unless, by the terms of such agreements, the employees are to participate in the ESOP.

  The ESOP owned approximately 7,096,000 and 7,348,000 shares of the Company's common stock at December 31, 1994 and 1993, respectively. The ESOP Loan was repaid with the funds derived from contributions made by the Company, determined at the discretion of management, to the ESOP for the benefit of its eligible employees and for which the Company received a Federal income tax deduction. The shares of common stock acquired by the ESOP with the ESOP Loan were held in a suspense account, and each year, as the ESOP made payments on the ESOP Loan, a proportional number of shares were released from the suspense account and prorated among the individual accounts maintained for ESOP participants based on their compensation.

  Pension Plan

  The Company also sponsors a defined benefit pension plan, which is coordinated with the benefits payable to participating employees in the ESOP. At retirement, a person's benefit is based upon the greater of (i) the market value of the shares of common stock, allocated to his ESOP account or (ii) the benefit calculated under the pension plan formula. The pension plan formula benefits are based on a defined dollar amount times a fraction related to a participant's credited service.

  The net periodic pension cost for the years ended December
  31, 1992,  1993 and 1994 included the following components
  (in thousands):

                                                       1992    1993     1994
                                                     _______ ________ _______
Service costs of the current period                  $2,600   $3,700   $3,400
Interest cost on the projected benefit obligation     3,600    4,400    3,800
Actual return on plan assets                         (5,000)  (7,000)  (2,700)
Net amortization of transition liability and
  deferred investment gain (loss)                     2,900    5,000     (200)
                                                     ------   ------   ------
Net periodic pension cost                            $4,100   $6,100   $4,300
                                                     ======   ======   ======

The following table sets forth the pension plan's estimated funded status as of December 31, 1993 and 1994 (in thousands):

                                                       1993        1994
                                                     _______  __________
Projected benefit obligation:
  Vested benefits                                    $43,000   $40,800
  Nonvested benefits                                     700       600
                                                     ________ __________
  Accumulated benefit obligation                      43,700    41,400
  Effect of projected future compensation levels       5,100     4,200
                                                     ________ __________
Projected benefit obligation                          48,800    45,600
Plan assets at market value                           45,700    44,200
                                                     ________ __________
Plan assets less than projected benefit obligation    (3,100)   (1,400)
Unrecognized net transition obligation                   200       200
Unrecognized prior service costs                      (3,000)   (3,000)
Unrecognized net loss                                 10,200     6,800
                                                     ________ __________
Prepaid pension costs                                $ 4,300    $2,600
                                                     ======== ==========

  The Company's funding policy is to contribute each year an amount equal to the minimum required contribution under the Employee Retirement Income Security Act of 1974. However, the contribution for any year will not be greater than the maximum tax deductible contribution. Plan assets consist primarily of United States Government and Agency securities, corporate bonds and notes, corporate stocks, and an unallocated insurance contract. The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% for 1993 and 8.5% for 1994. The rate of increase in future compensation levels used was 1% for 1993 and 3.5% for 1994 and thereafter. The expected long-term rate of return on the assets was 9% for 1993 and 1994.

  11.  Shareholders' Equity
       ____________________

  Preferred Stock

  The Company is authorized to issue 5,000,000 shares of preferred stock, $1.00 par value, none of which was outstanding at December 31, 1993 and 1994.

  Income (Loss) Per Share

  The weighted average number of shares used in the computation of income (loss) per share was 14,462,000, 14,464,000 and 14,481,000 for the years ended December 31, 1992, 1993 and 1994, respectively. The assumed exercise of stock options would not result in dilution in any of such periods.

  Performance Share Plan

  The Company's Performance Share Plan provided for the award of shares of common stock to senior executives of the Company, as designated by a committee of the Board of Directors, which were earned upon the attainment of specified performance objectives. These performance objectives have been attained and therefore no further awards will be made. Transactions relating to the plan during 1992, 1993 and 1994 were not material.

  The plan provided for a cash distribution in an amount equal to the Participant's income tax liability resulting from the settlement of an award. To the extent that a Participant received cash in lieu of common stock as payment of an award, options were granted to the participant to purchase an equivalent number of such shares. There were 303,159 stock options outstanding at December 31, 1992 and 1993 and 279,155 stock options outstanding at December 31, 1994. The stock options are exercisable at prices of $3.875 to $19.00 per share, the majority of which contain a stock appreciation right feature and expire on various dates to February 2002.

  Stock Appreciation Plan

  The Company maintains a Stock Appreciation Plan for key management employees which contains a stock appreciation right feature. There are 500,000 shares of common stock of the Company reserved for award under the plan. Transactions of the Stock Appreciation Plan during 1992, 1993 and 1994 were as follows:

                                                   Number    of   Shares

                                            1992          1993          1994
                                          ---------     ---------    ---------

Outstanding, January 1                     152,000        60,000       50,000

Canceled                                   (92,000)      (10,000)     (10,000)
                                           -------       -------      -------
Outstanding, December 31                    60,000        50,000       40,000
                                           =======       =======      =======
Exercisable at end of year                   6,000         2,000          ---
                                           =======       =======      =======
Available for grant at end of year         377,000       387,000      397,000
                                           =======       =======      =======



  Options were outstanding at prices ranging from $11.25 to $18.375 per share at December 31, 1992 and 1993 and of $11.25 per share at December 31, 1994. Under the terms of the plan, options expire on March 31, 1995.

  12.  Commitments and Contingencies
       ______________________________

  Litigation

  In January 1986, the Louisiana Department of Environmental Quality ("DEQ") advised the Company that it may be a potentially responsible party ("PRP") with respect to an oil reclamation site operated by an unaffiliated company in Walker, Louisiana. The Company sold to the operator a substantial portion of the waste oil that was processed at the reclamation site during the period 1978 through 1982. The Company's potential liability, if any, for cleanup of this site will be based on the Comprehensive Environmental Response, Compensation and Liability Act of 1980
  ("CERCLA") or the Louisiana Environmental Affairs Act. Under these statutes, such liability is presumptively joint and several, but is typically apportioned among the responsible parties based on the volume of material sent by each to the waste site. The Company has cooperated with other PRPs to study the potential aggregate liability under these statutes. Moreover, the Company believes it has substantial defenses against liability and defenses that could mitigate the portion of liability, if any, that would otherwise be attributable to it.

  To date, the Company and certain of the other PRPs for the site have funded the site's remediation under a preliminary cost-sharing agreement. As of December 31, 1994, clean-up costs totalled $15 million, of which the Company has contributed $3.5 million. Additional remedial work scheduled for the site includes the completion of a Remedial Investigation/Feasibility Study in 1995 to 1996, and, if required by the results of these studies, subsequent post-closure activities (e.g., groundwater monitoring or remediation). Future costs will also include DEQ oversight costs. Future aggregate expenses are expected to be approximately $1 million, exclusive of groundwater monitoring and remediation, to which no estimate is currently available. The Company believes that its proportionate share of expenditures for any additional remedial work will not have a material effect on the Company's financial statements. In addition, the Company believes that its proportionate responsibility for the clean-up costs will not be materially increased.

  Since July 1986, a number of "toxic tort" suits have been filed against the Company and numerous other defendants alleging claims for personal injury, property damage, and "fear of cancer" in connection with the reclamation site discussed above. The plaintiffs also seek substantial punitive damages. These cases have been consolidated and certified as a class action. The deadline set by the court for claimants to identify themselves has expired, and approximately 12,000 claimants have been identified. The deadline for joinder of new parties to the litigation has also expired. By court order dated December 29, 1994, all defendants and third-party defendants were deemed to have filed cross-claims against the other defendants and third-party defendants for tort contribution. Certain defendants, including the Company, also were deemed to have filed cross-claims for CERCLA cost recovery against the other defendants and third-party defendants. The court has set a trial date for September 3, 1996 and significant discovery activities are scheduled to occur throughout 1995 and into 1996.

  Furthermore, the Company has initiated litigation against its insurer for a declaration of coverage of the liability, if any, that may arise in connection with the remediation of the site or the related tort litigation referred to in the preceding paragraphs. The court has ruled that the insurer has the duty to defend the Company, but has not yet ruled on whether the carrier has a duty to indemnify the Company if any liability is ultimately assessed against it.

  After consultation with counsel, the Company at this preliminary stage is unable to predict the eventual outcome of this litigation and cannot determine its actual liability, if any, for these toxic tort claims at December 31, 1994, nor the degree to which such potential liability would be indemnified by its insurance carrier. The Company believes, based on advice of counsel, that it has substantial defenses to liability with respect to these claims; however, if the claimants are successful, the Company could become liable for substantial amounts.

  On July 28,  1995,  the  Federal  District  Court  for the
  Middle District of Louisiana approved the Company's settlement of the aforementioned class action lawsuit, asserting various toxic tort claims arising out of the alleged contamination at the Walker oil reclamation site. Under the terms of the settlement, in the third quarter of 1995 the Company paid $4.0 million into a settlement fund and issued a $2.0 million unsecured note to the plaintiff class. The note bears interest at 8% per annum and is due on January 28, 1997. The Company had previously recorded an accrual sufficient to provide for the $6 million settlement and the effect of the settlement was not material to the consolidated financial statements. Avondale could also be responsible for payment to the plaintiffs of an additional sum of up to $6 million in the event that the plaintiffs are unsuccessful in collecting certain amounts with respect to rights that have been assigned to them under the settlement agreement. With respect to the potential contingent liability of the
  Company to pay additional sums under the settlement agreement, management believes that the eventual resolution of this matter will not have a material effect on the Company's financial statements.

  The Company was advised in the fourth quarter of 1994 that it may be a PRP with respect to a second oil reclamation site, operated by another unaffiliated company, because it may have supplied a portion of the waste oil processed at the site. The EPA has completed action at this site at a cost of approximately $300,000. The list of PRPs includes almost 70 companies, and the Company believes that its liability, if any, will be a small percentage of the overall costs at this site.

  In addition to the above, the Company is also named as a defendant in numerous other lawsuits and proceedings arising in the ordinary course of business, some of which involve substantial claims.
  The Company has established accruals as appropriate for certain of the matters discussed above. While the ultimate outcome of lawsuits and proceedings against the Company cannot be predicted with certainty, management believes, based on current facts and circumstances and after review with counsel, that the eventual resolution of these matters is not expected to have a material adverse effect on the Company's financial statements.

  Ogden

  In 1994 the Company terminated certain arrangements with Ogden, which have existed since the Spin Off in 1985 (see
  Note 10). Under these arrangements, the Company could have been required to issue preferred stock or subordinated debt to Ogden upon the occurrence of specified events, such as judgments or settlements in certain significant litigation or tax matters against the Company or Ogden. These agreements also required Ogden to continue to guarantee the Company's Series 1983 Industrial Revenue Bonds ("Series 1983 bonds" - see Note 6) as well as certain workers' compensation obligations.

  The previous arrangements terminated upon (1) the payment by the Company to Ogden of $5 million cash on June 1, 1994, (2) the Company's delivery to Ogden of a two-year unsecured note in the principal amount of $8 million (see
  Note 6) bearing interest at 10% per annum and payable in $5 million and $3 million installments in 1995 and 1996, respectively, and (3) the refunding on June 1, 1994 of the $36.25 million refunding bonds (without an Ogden guarantee) to replace the $36.25 million Series 1983 bond issuance that Ogden had guaranteed (see Note 6), and (4) the Company's securing of Ogden's release from its other guarantees of the Company's obligations. The $13 million settlement with Ogden noted above was accounted for as an adjustment to the purchase price incurred in connection with the Spin-off from Ogden and resulted in a concurrent increase to the Company's goodwill (see Note 9).

  Letters of Credit

  In the normal course of its business activities, the Company is required to provide letters of credit to secure the payment of workers' compensation obligations. Additionally, under certain contracts, the Company may be required to provide letters of credit which may be drawn down in the event of the Company's failure to perform under the contracts. At December 31, 1994 and September 30, 1995, outstanding letters of credit relating to these business activities amounted to approximately $23.3 million and $25.1 million, respectively.

  13.  Quarterly Results (Unaudited)
       __________________

  Consolidated operating results for the four quarters of 1993 and 1994 were as follows (in thousands, except per share data):

                                    1993 <F1>                               1994
                   ______________________________________  ______________________________________
                      <F1>     <F1>       <F2>                                             <F3>
                     First   Second      Third    Fourth     First    Second     Third    Fourth
                    Quarter  Quarter    Quarter   Quarter   Quarter   Quarter   Quarter   Quarter
Net Sales          $135,576  $118,827  $ 98,984  $103,337  $101,329  $118,437  $125,487  $130,557

Gross Profit         10,009    10,670     8,496     4,005     9,506    11,283    14,943    11,753

Income (Loss) from
 Continuing
 Operations             469       596       598    (6,896)    1,918     2,470     6,323     2,364

Income (Loss) from
 Discontinued
 Operations            (121)     (197)     (179)   (3,064)      116      (396)   (4,272)      ---

Net Income (Loss)       348       399       419    (9,960)    2,034     2,074     2,051     2,364

Net Income (Loss)
  per Share:
 Continuing
   Operations      $   0.03  $   0.04  $   0.04  $  (0.48) $   0.13  $   0.17  $   0.44  $   0.16
 Discontinued
   Operations         (0.01)    (0.01)    (0.01)    (0.21)     0.01     (0.03)    (0.30)      ---
                   --------  --------  --------  --------  --------  --------   -------  --------
Net Income (Loss)
  per Share        $   0.02  $   0.03  $   0.03  $  (0.69) $   0.14  $   0.14  $   0.14  $   0.16
                   ========  ========  ========  ========  ========  ========  ========  ========

__________________

<F1>  Income  statement  data  for these periods have been restated to present the Company's service contracting subsidiary as discontinued operations (See Note 7).

<F2>  During the third quarter of 1994,  the  Company  revised  its  estimated profits on several previously-completed shipbuilding contracts which had the effect of increasing net income for the third quarter of 1994 by approximately $3.5 million, or $0.24 per share.

<F3>  During the fourth  quarter  of  1993,  the  Company recorded the effects related to the settlement of the REAs which decreased net income by $4.2 million, or $0.29 per share. Additionally, the Company recorded $6.3 million, or $0.44 per share, of charges in the fourth quarter of 1993. Such charges consisted primarily of writedowns of assets currently offered for sale and retroactive adjustments of insurance costs.

                           INSIDE PROSPECTUS BACK COVER


Picture:   [Aerial  view  of  Avondale's  facilities at 5100 River Road,
            Avondale, Louisiana  70094.]


No  dealer,  salesperson  or any   3,000,000 Shares
other person has been authorized
to  give  any information or  to
make  any representations  other
than    those    contained    or   Avondale
incorporated   by  reference  in   Industries
this  Prospectus  in  connection   Inc.
with  the  offer  made  by  this
Prospectus   and,  if  given  or
made,   such   information    or
representations   must   not  be   Common Stock
relied   upon   as  having  been   ($1.00 par value)
authorized by the  Company,  the
Selling  Shareholder  or  any of
the  Underwriters.  Neither  the
delivery  of this Prospectus nor
any sale made  hereunder  shall,
under  any circumstances, create   [LOGO]
any implication  that  there has
been no change in the affairs of
the  Company since the dates  as
of which information is given in
this Prospectus. This Prospectus
does not  constitute an offer or   Salomon Brothers Inc
solicitation  by  anyone  in any
jurisdiction in which such offer
or     solicitation    is    not   Johnson Rice & Company L.L.C.
authorized   or   in  which  the
person  making  such   offer  or
solicitation is not qualified to   Prospectus
do  so or to any person to  whom
it  is  unlawful  to  make  such   Dated January _____, 1996
solicitation.
_______________

Table of Contents

Page

Available Information
Incorporation of Certain
  Documents by Reference
Prospectus Summary
Risk Factors
Selected  Financial Data
Management's Discussion and
  Analysis of Financial
  Condition and Results of
  Operations
Business
Management
Selling Shareholder
Description  of Capital Stock
Underwriting
Legal Matters
Experts
Glossary of Selected Industry
  Terms
Index to Consolidated Financial
  Statements



                                PART II

                 INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

      The   estimated  fees  and  expenses  payable  by  the
Registrant and Selling Shareholder in connection with the offering of the shares of Common Stock registered hereunder are as follows:

                                                         Selling
                                                       Shareholder  Registrant

Securities and Exchange Commission registration fee    $ 16,209.05  $
Printing fees and expenses*.........................
Legal fees and expenses*............................
Accounting fees and expenses*.......................
Blue Sky fees and expenses*.........................
NASD filing fee*....................................
Miscellaneous*......................................     ________     ________

Total*    ..........................................    $            $
                                                        ========     ========

Total to be Paid by Both*                               $
                                                        ________

*  To be supplied by amendment

Item 15.  Indemnification of Directors and Officers.

      Section 83 of the Louisiana Business Corporation Law provides in part that a corporation may indemnity any director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding to which he is or was a party or is threatened to be made a party (including any action by or in the right of the corporation) if such action arises out of the fact that he is or was a director, officer, employee or agent of the corporation and he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      The indemnification provisions of the Louisiana Business Corporation Law are not exclusive; however, no corporation may indemnify any person for willful or intentional misconduct. A corporation has the power to obtain and maintain insurance, or to create a form of self-insurance on behalf of any person who is or was acting for the corporation, regardless of whether the corporation has the legal authority to indemnify the insured person against the liability.

      Section 12 of the Registrant's by-laws provides for mandatory indemnification for directors, officers and employees or former directors, officers and employees of the Registrant to the fullest extent permitted by Louisiana law. The Registrant maintains an insurance policy covering the liability of its directors, officers and employees for actions taken in their official capacity.

Item 16.  Exhibits.

      1        -     Form of Underwriting Agreement*
      4.1(a)   -     Articles of Incorporation of the Company<F1>
      4.1(b)   -     By-laws of the Company<F2>
      4.2      -     Specimen of Common Stock certificate<F3>
      4.3      -     Instruments  Relating to Title  XI  Vessel
                       Financing

                     (a)   Trust Indenture  dated  October  21,
                           1975, by and between the Company and
                           Manufacturers Hanover Trust Company,
                           as  Indenture  Trustee,  relating to
                           $19,012,000    of    United   States
                           Government Guaranteed Ship Financing
                           Bonds,  as amended by an  Assumption
                           Agreement and Supplemental Indenture
                           dated  September   16,  1985<F6>, as
                           further   amended   by   a    Master
                           Assumption  Agreement,  Supplemental
                           Indenture  No.  2  and Amendment  to
                           Title  XI  Finance Agreements  dated
                           March   13,   1991    (the   "Master
                           Assumption Agreement").<F5>

                     (b)   Title XI Reserve Fund and  Financial
                           Agreement dated October 21, 1975, by
                           and  between  the  Company  and  the
                           United States of America, as amended
                           by  Amendments  Nos. 1 and 2<F6>, as
                           further   amended  by   the   Master
                           Assumption   Agreement   (filed   as
                           Exhibit 4.3(a) hereto).

                     (c)   Form  of  8.80%  Sinking  Fund Bond,
                           Series   A   (included   in  Exhibit
                           4.3(a)).

                     (d)   Form  of  9.30%  Sinking Fund  Bond,
                           Series   B  (included   in   Exhibit
                           4.3(a)).

      4.4      -     Instruments  relating  to  AEI's  and the
                     Company's    obligations     arising   in
                     connection  with  the issuance of  General
                     Obligation  Bonds  by   Harrison   County,
                     Mississippi

                     (a)   Loan  Agreement dated April 1,  1991
                           between Harrison County, Mississippi
                           and AEI,  pursuant  to  which AEI is
                           obligated  to  repay  $3 million  in
                           order  to  fund  the  County's  bond
                           payment obligations.<F3>

                     (b)   Guaranty  Agreement dated  April  1,
                           1991 between  the  Company, Harrison
                           County, Mississippi and the State of
                           Mississippi.<F3>

      4.5      -     Instruments  relating  to  the   Company's
                     $36.25    million    Industrial    Revenue
                     Refunding Bond Series 1994 Financing.

                     (a)   Refunding  Agreement dated April  1,
                           1994 between  the  Company  and  the
                           Board  of  Commissioners of the Port
                           of New Orleans,  Exhibit A and First
                           Preferred       Vessel      Mortgage
                           thereto.<F4>

                     (b)   Trust Indenture dated  April 1, 1994
                           between  the  Board of Commissioners
                           of the Port of New Orleans and First
                           National Bank of Commerce.<F4>

                     (c)   Form of Industrial Revenue Refunding
                           Bond Series 1994.<F4>

      4.6      -     Stockholder  Protection  Rights  Agreement
                     dated as of September 26, 1994 between the
                     Company and Boatmen's  Trust  Company,  as
                     Rights Agent<F7>
      5        -     Opinion   of   Jones,   Walker,  Waechter,
                     Poitevent, Carrere & Denegre, L.L.P.*
      15       -     Letter  re  unaudited  interim   financial
                     information
      23.1     -     Consent of Deloitte & Touche LLP
      23.2     -     Consent   of   Jones,   Walker,  Waechter,
                     Poitevent,   Carrere  &  Denegre,   L.L.P.
                     (included in Exhibit 5)
      24       -     Powers  of  Attorney   (included   on  the
                     signature   page   of   this  Registration
                     Statement)

*      To be filed by amendment.
[FN]
<F1>   Incorporated by reference from the Company's Quarterly
       Report on Form 10-Q for the fiscal quarter  ended June
       30, 1993.
<F2>   Incorporated by reference from the Company's Quarterly
       Report on Form 10-Q for the fiscal quarter ended June
       30, 1995
<F3>   Incorporated  by  reference from the Company's  Annual
       Report on Form 10-K for the fiscal year ended December 31, 1991, as amended by Form 10-K/A.
<F4>   Incorporated by reference  from  the  Company's Annual
       Report on Form 10-K for the fiscal year ended December
       31, 1994.
<F5>   Incorporated  by  reference from the Company's  Annual
       Report on Form 10-K for the fiscal year ended December
       31, 1993.
<F5>   Incorporated   by   reference   from   the   Company's
       Registration Statement on Form S-1 (Registration No. 33-20145) filed with the Commission on February 16, 1988.
<F6>   Incorporated  by  reference from the Company's Current
       Report on Form 8-K filed with the Commission on September 30, 1994.


Item 17.    Undertakings.

      The undersigned registrant hereby undertakes:

      (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (3) (a) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the
Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (b)   That,  for  purposes  of  determining  any
liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Orleans, State of Louisiana, on December 21, 1995.

                                             AVONDALE INDUSTRIES, INC.


                                             By:   /s/ Albert L. Bossier
                                                ________________________
                                                Albert L. Bossier
                                                Chairman of the Board, President
                                                and Chief Executive Officer

                                 POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears immediately below constitutes and appoints Albert L. Bossier and Thomas M. Kitchen, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

      Signature                          Capacity                           Date
/s/ Albert L. Bossier        Chairman of the Board of Directors,     December 21, 1995
________________________     President and Chief Execuitve
Albert L. Bossier            Officer

/s/ Thomas M. Kitchen        Executive Vice President                December 21, 1995
________________________     and Chief Financial Officer
Thomas M. Kitchen

/s/                          Director                                December 21, 1995
________________________
Kenneth S. Dupont

/s/                          Director                                December 21, 1995
________________________
Anthony J. Correro, III

/s/                          Director                                December 21, 1995
________________________
Francis R. Donovan

/s                           Director                                December 21, 1995
________________________
William A. Harmeyer

/s/                          Director                                December 21, 1995
________________________
Hugh A. Thompson

/s/                          Controller & Treasurer                  December 21, 1995
________________________     (principal accounting officer)
Bruce L. Hicks

                                   EXHIBIT INDEX


Exhibit
Number                     Document Description               Location<F+>


1         Form of Underwriting Agreement                          F

4.1(a)    Articles of Incorporation of the Company<F1>            I

4.1(b)    By-laws of the Company,<F2>                             I

4.2       Specimen of Common Stock certificate<F3>                I

4.3       Instruments Relating to Title XI Vessel                 I
          Financing

          (a)      Trust Indenture dated October 21, 1975,
                   by and between the Company and
                   Manufacturers Hanover Trust Company, as
                   Indenture Trustee, relating to
                   $19,012,000 of United States Government
                   Guaranteed Ship Financing Bonds, as
                   amended by an Assumption Agreement and
                   Supplemental Indenture dated September
                   16, 1985<F6>, as further amended by a
                   Master Assumption Agreement,
                   Supplemental Indenture No. 2 and
                   Amendment to Title XI Finance
                   Agreements dated March 13, 1991 (the
                   "Master Assumption Agreement").<F5>

          (b)      Title XI Reserve Fund and Financial
                   Agreement dated October 21, 1975, by
                   and between the Company and the United
                   States of America, as amended by
                   Amendments Nos. 1 and 2<F6>, as further
                   amended by the Master Assumption
                   Agreement (filed as Exhibit 4.3(a)
                   hereto).

          (c)      Form of 8.80% Sinking Fund Bond, Series
                   A (included in Exhibit 4.3(a)).

          (d)      Form of 9.30% Sinking Fund Bond, Series
                   B (included in Exhibit 4.3(a)).


4.4       Instruments relating to AEI's and the Company's         I
          obligations arising in connection with the
          issuance of General Obligation Bonds by Harrison
          County, Mississippi

          (a)      Loan Agreement dated April 1, 1991
                   between Harrison County, Mississippi
                   and AEI, pursuant to which AEI is
                   obligated to repay $3 million in order
                   to fund the County's bond payment
                   obligations.<F3>

          (b)      Guaranty Agreement dated April 1, 1991
                   between the Company, Harrison County,
                   Mississippi and the State of
                   Mississippi.<F3>


4.5       Instruments relating to the Company's $36.25            I
          million Industrial Revenue Refunding Bond Series
          1994 Financing.

          (a)      Refunding Agreement dated April 1, 1994
                   between the Company and the Board of
                   Commissioners of the Port of New
                   Orleans, Exhibit A and First Preferred
                   Vessel Mortgage thereto.<F4>

          (b)      Trust Indenture dated April 1, 1994
                   between the Board of Commissioners of
                   the Port of New Orleans and First
                   National Bank of Commerce.<F4>

          (c)      Form of Industrial Revenue Refunding
                   Bond Series 1994.<F4>

4.6       Stockholder Protection Rights Agreement dated as        I
          of September 26, 1994 between the company and
          Boatmen's Trust Company, as Rights Agent<F7>

5         Opinion of Jones, Walker, Waechter, Poitevent,          F
          Carrere & Denegre, L.L.P.

15        Letter re: unaudited interim financial                  F
          information

23.1      Consent of Deloitte & Touche L.L.P.                     F

23.2      Consent of Jones, Walker, Waechter, Poitevent,
          Carrere & Denegre, L.L.P. (included in Exhibit 5)

24 Powers of Attorney (included on the signature page of this Registration Statement)

*      To be filed by amendment.

<F+>   "I" indicates that the Exhibit is incorporated by reference herein.  "F"
       indicates that the Exhibit is filed herewith.
<F1>   Incorporated by reference from  the  Company's  Quarterly Report on Form
       10-Q for the fiscal quarter ended June 30, 1993.
<F2>   Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995.
<F3>   Incorporated by reference from the Company's Annual Report on  Form 10-K for the fiscal year ended December 31, 1991, as amended by Form 10-K/A.
<F4>   Incorporated by reference from the Company's Annual Report  on Form 10-K for the fiscal year ended December 31, 1994.
<F5>   Incorporated by reference from the Company's Annual  Report on Form 10-K for the fiscal year ended December 31, 1993.
<F6>   Incorporated  by reference from the Company's Registration Statement  on
       Form S-1 (Registration No. 33-20145) filed with the Commission on February 16, 1988.
<F7>   Incorporated  by reference from the Company's Current Report on Form 8-K filed with the Commission on September 30, 1994.


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